The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying base prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-143727

SUBJECT TO COMPLETION, DATED JUNE 19, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated June 14, 2007)

$500,000,000

Smithfield Foods, Inc.

    % Senior Notes due 2017

The notes will bear interest at         % per year. Interest on the notes is payable on                      and                      of each year, beginning                      , 2007. The notes will mature on                     , 2017.

We may redeem up to 35% of the notes before                 , 2010, using the proceeds of certain equity offerings. If we sell all or substantially all of our assets or experience specific kinds of changes in control, we must offer to repurchase the notes.

The notes will be our senior unsecured obligations, will rank equally with all our existing and future unsecured senior debt and will rank senior to all our existing and future subordinated debt. The notes will be effectively subordinated to all our existing and future secured debt to the extent of the value of the assets securing such debt. The notes will not be guaranteed by any of our subsidiaries and, therefore, will be structurally subordinated to all liabilities (including trade payables) of our subsidiaries.

We do not plan to make application to list the notes on any securities exchange or to include them in any automated quotation system.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Initial price to public		%	$
Underwriting discount		%	$
Proceeds, before expenses, to us		%	$

Interest on the notes will accrue from                     , 2007 to the date of delivery.

The underwriters expect to deliver the notes to purchasers in book-entry form through The Depository Trust Company on or about                     , 2007.

Joint Book-Running Managers

Citi	JPMorgan

Goldman, Sachs & Co.

Banc of America Securities LLC

                                      BMO Capital Markets

                                                                 MORGAN STANLEY

                                                                                              Rabo Securities USA, Inc.

                                                                                                                        SOCIETE GENERALE

ING Wholesale Banking	SunTrust Robinson Humphrey

            , 2007

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the notes in this prospectus supplement differs from the description of debt securities in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these notes in any state where the offer is not permitted. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

ii

Smithfield Foods, Inc. is a Virginia corporation. Our principal executive offices are located at 200 Commerce Street, Smithfield, Virginia 23430, and our telephone number is (757) 365-3000. Our website address is http://www.smithfieldfoods.com. The information on our website is not part of this prospectus.

Unless otherwise indicated or the context otherwise requires, as used in this prospectus, the terms “Smithfield,” “Company,” “we,” “our” and “us” refer to Smithfield Foods, Inc. and our subsidiaries; and “underwriters” refer to the firms listed on the cover of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and accompanying base prospectus, including the documents incorporated by reference into this prospectus supplement and accompanying base prospectus, contain “forward-looking” information within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and other strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The forward-looking information and statements are subject to many risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements.

These risks and uncertainties include the availability and prices of live hogs and cattle, raw materials, fuel and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, our ability to balance capacity versus market demand, the effect of investments in additional beef processing, the timing and extent to which beef export markets are reopened, hedging risk, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the investment performance of our pension plan assets and the availability of legislative funding relief, the cost of compliance with environmental and health standards, adverse results from ongoing litigation, actions of domestic and foreign governments, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described in this prospectus supplement. Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

INDUSTRY AND MARKET DATA

In this prospectus supplement, accompanying base prospectus and the documents incorporated by reference in it, we rely on and refer to information regarding our industry and our market share in the sectors in which we compete. We obtained this information from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness. While we are not aware of any misstatements regarding our industry data presented or incorporated by reference in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above and under the heading “Risk Factors” in this prospectus supplement. Unless otherwise indicated, all industry and market data is provided as of the end of our fiscal year 2006.

iii

SUMMARY

Unless otherwise indicated or the context otherwise requires, in this prospectus supplement, the words “Smithfield,” “Company,” “we,” “our” and “us” refer to Smithfield Foods, Inc., a Virginia corporation and its subsidiaries and predecessors. Our fiscal year ends on the Sunday closest to April 30 of each year (e.g., “fiscal year 2006” is the fiscal year ending on April 30, 2006). In this prospectus supplement when we refer to financial information on a “pro forma basis,” we mean pro forma for the acquisition of Premium Standard Farms, Inc. (PSF). When we refer to financial information on a “pro forma as adjusted basis,” we mean pro forma for the acquisition of PSF, the repayment of the PSF Loan Agreement from the U.S. Revolver prior to the completion of this offering, this offering and application of the net proceeds of this offering.

The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of Debt Securities” section of the accompanying base prospectus contains additional information regarding the notes. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in, and incorporated by reference into, this prospectus supplement and in the accompanying base prospectus.

You should carefully consider the information set forth under “Risk Factors” on page S-15 and the documents incorporated by reference into the accompanying base prospectus.

The Company

We are the largest hog producer and pork processor in the world and the fifth largest beef processor in the United States. We conduct our business through six reporting segments, Pork, Beef, International, Hog Production (HP), Other and Corporate, each of which is comprised of a number of subsidiaries. Each of the segments has certain joint ventures and other investments in addition to their main operations.

The Pork segment consists mainly of United States (U.S.) fresh pork, packaged meats and processed meat operations. The Pork segment produces a wide variety of fresh pork and processed meat products in the U.S. and markets them nationwide and to numerous foreign markets, including Japan, Mexico, Canada and Australia. The Pork segment currently operates over 40 processing plants.

The Beef segment is composed mainly of U.S. beef processing operations and our cattle feeding operations and interests in cattle feeding operations. The Beef segment primarily produces boxed beef and ground beef (both chub and case ready) and markets these products in large portions of the U.S. We process cattle at four plants (two in the Midwest, one in the Northeast and one in the Southwest), with a current aggregate processing capacity of 7,600 cattle per day.

The International segment is comprised of international meat processing operations, mainly in Poland, Romania and the United Kingdom, and our interests in international meat processing operations, mainly in Western Europe, Mexico, Romania and China.

As a complement to the Pork and International segments, we have vertically integrated into hog production. The HP segment consists mainly of hog production operations located in the U.S., Poland and Romania and our interests in hog production operations, mainly in Mexico and Brazil. The HP segment operates numerous hog production facilities producing about 17 million market hogs annually. Additional hogs are produced through joint ventures. The HP segment produces approximately 59% of the Pork segment’s live hog requirements and approximately 66% of the International segment’s live hog requirements. With the acquisition of PSF, we expect these percentages to increase.

The Other segment is mainly comprised of our turkey processing and production operations and 49% interest in Butterball LLC.

Recent Developments

Premium Standard Farms

In May 2007, we acquired PSF, one of the largest vertically integrated providers of pork products in the U.S., producing pork products for the retail, wholesale, foodservice, further processor and export markets. PSF has become a recognized leader in the pork industry through its vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. PSF is one of the largest pork processors in the U.S. with processing facilities in Missouri and North Carolina. PSF is also one of the largest owners of sows in the U.S. with operations located in Missouri, North Carolina and Texas.

Pursuant to the Agreement and Plan of Merger (the Merger Agreement), PSF became our wholly-owned subsidiary and each outstanding share of PSF common stock was converted into the right to receive 0.6780 of a share of our common stock and $1.25 in cash. We used available funds under our $1.2 billion revolving credit facility (the U.S. Revolver) to pay for the cash portion of the consideration under the Merger Agreement.

The unaudited pro forma information in this prospectus supplement gives effect to the PSF merger as if the merger had occurred at January 28, 2007 (for pro forma balance sheet information) and at the beginning of the fiscal year ending April 30, 2006 (for pro forma income statement data).

Armour-Eckrich Meats

In October 2006, we completed our acquisition of substantially all of the non-turkey product assets of the branded meats business of ConAgra Foods, Inc. (Armour-Eckrich) in the Pork segment for $226.3 million. The business includes the packaged meats products sold under the Armour, Eckrich, Margherita and LunchMakers brands. The brands are marketed to retail grocers, delis, restaurants and other foodservice establishments. As a result of the acquisition, we estimate that we have added approximately 530 million pounds annually of packaged meats, almost all of which are branded, with large market shares in hot dogs, dinner sausages and luncheon meats. For the twelve months immediately prior to the acquisition, Armour-Eckrich had net sales of approximately $1,038.2 million. This acquisition advances our strategy of growing the packaged meats business, utilizing raw materials internally, as well as migrating to higher margin, convenience products.

Butterball

In October 2006, concurrent with our acquisition of Armour-Eckrich, Carolina Turkeys, LLC, an existing partnership of which we own 49%, financed and purchased the Butterball and Longmont turkey products business of the ConAgra branded meats business for $325.0 million minus an $8.3 million working capital adjustment and changed its name to Butterball, LLC.

Groupe Smithfield

In August 2006, we completed our investment in Groupe Smithfield, a 50/50 joint venture with Oaktree Capital Management, LLC (Oaktree), which purchased the European meats business of Sara Lee Corporation. We contributed our French operations, reported in the International segment, and cash of €50.0 million

(approximately $63.1 million) to the joint venture. As of the date of the formation of the joint venture, we no longer consolidate our French operations. We account for our investment in Groupe Smithfield as an equity investment and record 50% of the earnings of Groupe Smithfield as “Equity in (income) loss of affiliates” in our consolidated statements of income in the International segment. Prior to the August 2006 contribution to Groupe Smithfield, sales from the contributed French operations were $98.9 million for the 39 weeks ended January 28, 2007. They were $95.0 million and $286.1 million for the 13 and 39 weeks ended January 29, 2006, respectively. Prior to the contribution to Groupe Smithfield, operating losses from the contributed French operations were $6.5 million for the 39 weeks ended January 28, 2007, and $2.0 million and $7.3 million for the 13 and 39 weeks ended January 29, 2006, respectively.

Cook’s

In April 2006, we completed the acquisition of substantially all of the assets of Cook’s Hams, Inc. (Cook’s) in the Pork segment for approximately $264.2 million plus a $41.0 million working capital adjustment. Cook’s, based in Lincoln, Nebraska, is a producer of traditional and spiral sliced smoked bone-in hams, corned beef and other smoked meats items sold to supermarket chains and grocers throughout the U.S. and Canada. As a result of the acquisition, we estimate that we have added approximately 275 million pounds annually of products, almost all of which are traditional and spiral sliced smoked bone-in hams. For the twelve months immediately prior to the acquisition, Cook’s had net sales of approximately $332.3 million.

Animal Management

In January 2007, we announced that we are beginning the process of phasing out individual gestation stalls at our sow farms and replacing the gestation stalls with group pens over the next ten years. This decision was made as a result of our desire to be more animal-friendly, as well as to address certain concerns and needs of our customers. We anticipate the aggregate cost of the transition from gestation stalls to group pens to be approximately $100 million over 10 years.

Fiscal 2007 Results

Income from continuing operations for the fourth quarter was $39.9 million, or $.35 per diluted share, versus income from continuing operations for the prior year period of $6.3 million, or $.06 per diluted share. Sales were $3.1 billion for the fourth quarter versus $2.7 billion for the prior year period.

In the fourth quarter, Smithfield incurred a pretax charge of $8.2 million, or $.04 per diluted share, to impair the value of certain assets within the Beef segment. Also in the fourth quarter, certain foreign tax benefits resulted in a decrease in our annual tax rate, which reduced income taxes for the quarter by $5.7 million, or $.05 per diluted share. The prior year’s fourth quarter included pretax charges of $10.0 million, or $.05 per diluted share, related to the ongoing restructuring of our east coast pork processing operations.

Net income for the fourth quarter, including Quik-to-Fix, Inc. (Quik-to-Fix) and Smithfield Bioenergy, which are classified as discontinued operations, was $37.0 million, or $.33 per diluted share, versus $1.1 million, or $.01 per diluted share, in the previous year. During the fourth quarter, we decided to sell our bioenergy operations and assets. In addition, we recognized a loss of $1.8 million, net of tax, on the post-closing settlement of the sale of Quik-to-Fix.

Following are the Company’s sales and operating profit for continuing operations by segment:

	13 Weeks Ended		52 Weeks Ended
	April 29, 2007	April 30, 2006	April 29, 2007	April 30, 2006
Sales
Pork	$2,059.2	$1,727.5	$7,933.9	$7,300.6
Beef	679.9	591.4	2,574.7	2,599.0
International	217.2	257.7	954.6	1,127.4
Hog Production	436.4	412.2	1,787.0	1,801.3
Other	28.2	33.3	132.3	149.2

	3,420.9	3,022.1	13,382.5	12,977.5
Intersegment	(359.7)	(346.7)	(1,471.4)	(1,573.9)

Total Sales	$3,061.2	$2,675.4	$11,911.1	$11,403.6

Operating Profit
Pork	$81.1	$22.2	$228.0	$153.0
Beef	(6.5)	(7.8)	5.7	(2.8)
International	6.2	(10.7)	38.3	(15.7)
Hog Production	40.6	47.3	211.4	330.0
Other	6.9	7.0	40.9	37.8
Corporate	(33.5)	(9.8)	(96.2)	(74.6)

Total Operating Profit	94.8	48.2	428.1	427.7
Interest Expense	(47.7)	(38.7)	(175.4)	(148.6)

Income from Continuing Operations before Income Taxes	$47.1	$9.5	$252.7	$279.1

Fourth Quarter Results

Improved margins in both packaged meats and fresh pork produced gains in the Pork segment. Packaged meats volume grew 31 percent, primarily the result of the contributions of Armour-Eckrich, acquired in October 2006.

Beef processing margins improved versus a loss in the prior year period, in spite of limited exports and a shortage of cattle. However, beef processing earnings were more than offset by losses in our cattle feeding operations which were depressed by severe winter weather, higher grain prices and higher-priced feeder cattle purchased earlier in the year.

International segment operations improved over the prior year period. Packaged meats volume increased 26 percent when the results of Jean Caby, which was contributed to Groupe Smithfield in August 2006, are excluded. Groupe Smithfield continued its strong earnings performance and our operations in Poland were profitable versus a loss last year. Our operations in Romania experienced only a modest loss due to lower volume levels.

Hog production results were below the prior year period due to higher raising costs and the impact of circovirus. Raising costs in the U.S. averaged $46 per hundredweight versus $40 per hundredweight last year. We marketed nine percent fewer head domestically in the fourth quarter versus the same quarter last year. Live hog market prices in the U.S. averaged $47 per hundredweight compared with $42 per hundredweight in the prior year period.

Results in our Other segment were below those of the prior year period because of higher raising costs in our turkey growout operations versus favorable market conditions for live turkeys in the prior year period. The lower results in growout operations were partly offset by higher volume and cost reductions in processing operations at Butterball, LLC, our 49 percent-owned joint venture.

Full Year Results

For fiscal 2007, we reported income from continuing operations of $188.4 million, or $1.68 per diluted share, versus $185.2 million, or $1.65 per diluted share, for the prior year period. Net income was $166.8 million, or $1.49 per diluted share, versus net income for the prior year period of $172.7 million, or $1.54 per diluted share. Sales were $11.9 billion compared to $11.4 billion in the prior year. Fiscal 2007 results include pretax charges of $12.4 million, or $.07 per diluted share, for impairments in the Beef segment ($8.2 million related to reflect the write down of leased equipment at Showcase Foods) and our investment in hog production operations in Brazil. Prior fiscal year results include pretax charges totaling $26.3 million, or $.14 per diluted share, in connection with the restructuring of east coast pork processing operations.

In August 2006 (fiscal 2007), we completed the sale of substantially all of the assets and business of Quik-to-Fix for net proceeds of $28.2 million. As a result, Quik-to-Fix is reported as a discontinued operation. During fiscal 2007, we recorded an after-tax write down on the assets of Quik-to-Fix totaling $12.3 million, net of $6.9 million of taxes, in anticipation of the sale. Sales of Quik-to-Fix were $21.5 million and $103.2 million for the fiscal years ended April 29, 2007 and April 28, 2006, respectively. Quik-to-Fix had an after-tax loss of $3.9 million and $7.6 for the fiscal years ended April 29, 2007 and April 28, 2006, respectively. The tax benefit totaled $2.2 million and $4.1 million for the respective years.

In April 2007 (fiscal 2007), we decided to exit the alternative fuels business and dispose of substantially all the assets of Smithfield Bioenergy, LLC (SBE). As a result, SBE is being reported as a discontinued operation. Sales of SBE totaled $14.0 million for the fiscal year ended April 29, 2007 and had no sales for the fiscal year ended April 28, 2006. SBE had an after-tax loss of $5.5 million and $5.0 million for the fiscal years ended April 29, 2007 and April 28, 2006 respectively. The tax benefit totaled $3.2 million and $2.7 million for the respective years.

Pork segment earnings were above those of last year, reflecting the prior year’s restructuring charges, the successful integration of Armour-Eckrich and higher margins in fresh pork and packaged meats. The contribution of Armour-Eckrich increased packaged meats volume by 20 percent.

Beef processing achieved earnings above the prior year period in spite of unfavorable industry conditions and the $8.2 million impairment charge described above. These results were partially offset by cattle feeding losses. Also contributing to the increase is the prior year effect of a $13.8 million charge during fiscal 2006 to write down cattle inventory at our Five Rivers facility to live cattle market prices.

International profitability, compared to a loss last year, reflected improvement in all aspects of our European operations. Groupe Smithfield, the 50/50 joint venture with Oaktree Capital Management established with the acquisition of the Sara Lee European Meats business last August, has been showing consistently strong margin performance. Our operations in Poland continued their earnings turnaround and remained solidly profitable while Romania, which successfully reopened an idle pork processing plant in November, was also profitable in spite of startup costs.

Hog production results were well below last year as raising costs increased, partially offset by commodity gains in the current year period that are greater than the commodity gains in the prior year period by $23.6 million. As a result of the impact of circovirus, the number of head marketed domestically fell six percent. Live hog market prices domestically averaged almost $48 per hundredweight versus $46 in the prior year period. Raising costs in the U.S. were $43 per hundredweight versus $39 per hundredweight in the prior year period.

Butterball, LLC turkey processing results were well above a year ago. However, turkey production results were depressed by higher grain prices and earnings were sharply lower than in the prior year period. Combined turkey operating results were improved over last year.

We continue to analyze our operations to for consolidation opportunities to reduce our cost base and help position us for long-term financial success.

Derivative Financial Instruments

We account for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS 133 requires that all derivatives be recorded in the balance sheet as either assets or liabilities at fair value. Accounting for changes in the fair value of a derivative depends on whether it qualifies and has been designated as part of a hedging relationship. For derivatives that qualify and have been designated as hedges for accounting purposes, changes in fair value have no net impact on earnings until the hedged item is recognized in earnings but only to the extent the derivative is considered perfectly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged, (commonly referred to as the “hedge accounting” method). For derivatives that do not qualify or are not designated as hedging instruments for accounting purposes, changes in fair value are recorded in current period earnings (commonly referred to as the “mark-to-market” method).

Application of the hedge accounting method under SFAS 133 requires significant resources, extensive record keeping and systems. As a result of rising compliance costs and the complexity associated with the application of hedge accounting, we elected to discontinue the use of hedge accounting for our commodity derivatives during the third quarter of fiscal 2007. All existing commodity hedging relationships were de-designated as of January 1, 2007. We have also elected not to apply hedge designations for any exchange traded commodity derivative contracts entered into since January 1, 2007.

Under SFAS 133, we may elect either method of accounting for our derivative portfolio, assuming all the necessary requirements are met. We have in the past, and may in the future, avail ourself of either acceptable method.

The size and mix of our derivative portfolio varies from time to time based upon our analysis of current and future market conditions. The following table provides the fair value gain or (loss) on our open derivative instruments as of April 29, 2007, and April 30, 2006.

(In millions)	2007	2006
	(in millions)
Livestock	$(9.3)	$2.7
Grains	(4.2)	2.7
Interest rates	(0.5)	(7.5)
Foreign currency	(2.7)	(3.3)

The following table presents the sensitivity of the fair value of our open commodity contracts and interest rate and foreign currency contracts to a hypothetical 10% change in market prices or in interest rates and foreign exchange rates, as of April 29, 2007 and April 30, 2006.

	2007	2006
	(in millions)
Livestock	$154.4	$32.5
Grains	(11.5)	18.4
Interest rates	—	0.5
Foreign currency	0.3	0.5

Following are the Company’s consolidated statements of income for the 13 and 52 weeks ended April 30, 2006 and April 29, 2007, respectively.

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	13 Weeks Ended		52 Weeks Ended
	April 29, 2007	April 30, 2006	April 29, 2007		April 30, 2006
Sales	$3,061.2	$2,675.4	$11,911.1		$11,403.6
Cost of sales	2,759.0	2,468.9	10,776.3		10,311.3

Gross profit	302.2	206.5	1,134.8		1,092.3
Selling, general and administrative expenses	206.1	152.2	745.6		673.8
Interest expense	47.7	38.7	175.4		148.6
Equity in income of affiliates	1.3	6.1	(38.9	)(1)	(9.2)

Income from continuing operations before income taxes	47.1	9.5	252.7		279.1
Income taxes	7.2	3.2	64.3		93.9

Income from continuing operations	39.9	6.3	188.4		185.2
Loss from discontinued operations, net of tax	(1.1)	(5.2)	(9.5)		(12.5)
Loss on sale of discontinued operations, net of tax	(1.8)	—	(12.1)		—

Net income	$37.0	$1.1	$166.8		$172.7

Income per share:
Basic:
Continuing operations	$.36	$.06	$1.68		$1.66
Discontinued operations	(.03)	(.05)	(.19)		(.11)

Net income	$.33	$.01	$1.49		$1.55

Diluted:
Continuing operations	$.35	$.06	$1.68		$1.65
Discontinued operations	(.02)	(.05)	(.19)		(.11)

Net income	$.33	$.01	$1.49		$1.54

Weighted average shares outstanding:
Basic	112.3	111.1	111.7		111.1
Diluted	112.5	112.0	111.9		112.0

(1)	Reflects equity income of approximately $14.0 million at Groupe Smithfield, $24.0 million at Butterball and $9.0 million at Campofrío, partially offset by losses at Five Rivers.

Management Changes

On June 6, 2007, we named Carey J. Dubois Vice President and Chief Financial Officer, effective July 1, 2007. Mr. Dubois has been Treasurer of Smithfield since 2005. Over the past two decades, Mr. Dubois, 47 years old, has held financial positions at Bunge Limited, Pepsi Bottling Group, Joseph E. Seagram and Sons, and Louis Dreyfus Corporation.

Also, on June 6, 2007, Kenneth M. Sullivan was promoted to Vice President and Chief Accounting Officer, effective August 1, 2007. Mr. Sullivan, 43, has served as Vice President, Internal Audit since June 2003. Prior to joining the Company, from May 2002 through June 2003, Mr. Sullivan worked as director of Protiviti Inc., a U.S. based internal audit and risk consulting firm. Mr. Sullivan, a certified public accountant, previously worked for Arthur Andersen LLP in the financial statement audit and risk consulting practices for more than 10 years.

The Offering

Issuer	Smithfield Foods, Inc.

Notes offered

$500,000,000 aggregate principal amount of     % Senior Notes due 2017 to be issued under our Indenture – Senior Debt Securities dated as of June     , 2007 (the Senior Indenture), to be supplemented by the First Supplemental Indenture (the Supplemental Indenture, and collectively with the Senior Indenture, the Indenture).

Maturity	, 2017.

Interest	Annual rate: %.

Interest payment dates	and of each year, beginning on , 2007.

Optional redemption

At any time prior to             , 2010, we may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of our common shares at a redemption price of             % of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

Mandatory offers to purchase

The occurrence of a change of control (as defined herein), will be a triggering event requiring us to offer to purchase the notes at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of purchase.

Certain asset dispositions will be triggering events which may require us to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 365 days to repay indebtedness (with a corresponding reduction in commitment) or to invest in assets related to our business.

Ranking

The notes will be senior unsecured obligations and will rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness, including our existing $600.0 million aggregate principal amount of 7% Senior Notes due 2011 (the 2004 Senior Notes), $350.0 million aggregate principal amount of 7 3/4% Senior Notes due 2013 (the 2003 Senior Notes) and $300.0 million aggregate principal amount of 8% Senior Notes due 2009 (the 2001 Senior Notes) and senior to our existing and future subordinated indebtedness, including our existing $182.1 million aggregate principal amount of 7 5/8% Senior Subordinated Notes due 2008 (the Senior Subordinated Notes). The notes will be effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of January 28, 2007, on a pro forma as adjusted basis, our aggregate principal amount of indebtedness, including capital lease obligations, was approximately $3,172.6 million, of which $923.0 million was secured indebtedness, consisting of $101.3 million of private placement notes, $724.4 million of credit facilities and $97.3 million of other subsidiary debt.

The notes will not be guaranteed by any of our subsidiaries and will be subordinated to all of the obligations and liabilities of our subsidiaries.

As of January 28, 2007, on a pro forma as adjusted basis, the aggregate principal amount of indebtedness of our subsidiaries consisted of $322.8 million of loans outstanding under our Multicurrency Revolving Facility Agreement dated August 22, 2006 (the European Revolver) and $407.4 million of other subsidiary debt but excluding guarantees of the Senior Secured Notes and amounts outstanding under our U.S. Revolver.

Covenants

We will issue the notes under an Indenture with U.S. Bank National Association (U.S. Bank), as trustee. U.S. Bank also serves as trustee under the indentures relating to our Senior Subordinated Notes, our 2001 Senior Notes, our 2003 Senior Notes and our 2004 Senior Notes. The Indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	issue redeemable stock and preferred stock;

•	repurchase capital stock;

•	make other restricted payments including, without limitation, paying dividends and making investments;

•	create liens;

•	redeem debt that is junior in right of payment to the notes;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into mergers or consolidations;

•	enter into transactions with affiliates;

•	guarantee indebtedness;

•	enter into sale and leaseback transactions; and

•	enter into new lines of business.

If the notes are assigned an investment grade rating from Standard & Poor’s Ratings Service (at least BBB-) and Moody’s Investors Service, Inc. (at least Baa3), so long as no default or event of default has occurred and is continuing, our obligation to comply with these covenants will “fall-away,” even if the notes are subsequently downgraded. The “fall-away,” however, will not affect our obligation to comply with the covenants relating to liens, sale and leaseback transactions, and mergers and consolidations.

Use of proceeds

We intend to use the net proceeds from the sale of the notes initially to repay indebtedness under our U.S. Revolver. Among other things, the U.S. Revolver was used to pay the approximately $40.0 million cash portion of the PSF acquisition price and will be used prior to the completion of this offering to repay indebtedness of approximately $125.0 million outstanding under the $300.0 million loan and security agreement of PSF (the PSF Loan Agreement). Affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., Rabo Securities USA, Inc., Goldman, Sachs & Co., ING Financial Markets, LLC, SG Americas Securities, LLC and SunTrust Capital Markets, Inc. are lenders under the U.S. Revolver. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is Administrative Agent and a lender under the U.S. Revolver. In the future, we expect to use availability under our U.S. Revolver and other facilities, together with internal funds, for capital expenditures and general corporate purposes, including expansion of our processed meats business and strategic acquisitions.

Listing	We do not plan to list the notes on any securities exchange or to include them in any automated quotation system.

Risk factors	See “Risk Factors” beginning on page S-15 for a discussion of factors you should carefully consider before making an investment in the notes.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL

INFORMATION AND OTHER DATA—SMITHFIELD

The following table sets forth summary selected historical consolidated financial information and other data of Smithfield for the periods presented. The selected financial information, exclusive of certain line items in Other Data, as of May 2, 2004, May 1, 2005 and April 30, 2006, and for each of the three fiscal years then ended, has been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accountants. The selected financial information, exclusive of certain line items in Other Data, as of January 29, 2006 and January 28, 2007, and for each of the 39-week periods then ended, has been derived from our unaudited condensed consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period. This financial information and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Smithfield, including the related notes, incorporated in this prospectus supplement by reference.

The table also includes summary selected pro forma combined condensed financial information and other data. The pro forma amounts are based on the historical consolidated financial statements and the related notes of Smithfield and PSF and have been prepared to give effect to the PSF acquisition as if the merger had occurred at January 28, 2007 (for balance sheet information) and at the beginning of the fiscal year ended April 30, 2006 (for statement of income data). The pro forma financial information does not purport to represent what our results of operations or financial position would have been if the merger had occurred as of the dates indicated or what such results will be for future periods. The selected unaudited pro forma combined condensed financial data for the fiscal year ended April 30, 2006 included in the table below includes the results of Cook’s for four weeks and does not include the Groupe Smithfield, Armour-Eckrich or Butterball transactions. The selected unaudited pro forma combined condensed financial data for the 39 weeks ended January 28, 2007 includes the results of Armour-Eckrich for 18 weeks and the benefit of our investments in Groupe Smithfield for 25 weeks and Butterball for 18 weeks. The Cook’s, Groupe Smithfield, Armour-Eckrich and Butterball transactions are described in “—Recent Developments” in this prospectus supplement and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly report on Form 10-Q for the quarterly period ended January 28, 2007.

See “Selected Historical Consolidated Financial Information and Other Data—Smithfield,” “Selected Historical Consolidated Financial Information and Other Data—PSF,” and “Selected Unaudited Pro Forma Combined Condensed Financial Data of Smithfield.”

	Fiscal year ended			39 weeks ended		Pro forma
(in millions, except percentages and ratios)	May 2, 2004	May 1, 2005	April 30, 2006 (1)	January 29, 2006 (2)	January 28, 2007 (3)	Fiscal year ended April 30, 2006 (1)	39 weeks ended January 28, 2007 (3)
Statement of Income Data:
Sales	$9,178.2	$11,248.4	$11,403.6	$8,728.2	$8,859.4	$12,323.1	$9,510.3
Cost of sales	8,244.5	10,038.1	10,316.8	7,846.1	8,029.4	11,109.1	8,627.1

Gross profit	933.7	1,210.3	1,086.8	882.1	830.0	1,214.0	883.2
Selling, general and administrative expenses	560.2	644.6	675.2	522.6	541.8	701.1	572.8
Interest expense, net	118.7	132.0	149.5	110.4	129.8	161.4	136.3
Equity in (income) loss of affiliates	0.9	(17.5)	(9.2)	(15.3)	(40.2)	(9.2)	(40.2)
Loss on early extinguishment of debt	—	—	—	—	—	21.7	0.1

Income from continuing operations before income taxes	253.9	451.2	271.3	264.4	198.6	339.0	214.2
Income taxes	86.6	152.3	91.0	88.8	54.6	111.5	60.0

Income from continuing operations	$167.3	$298.9	$180.3	$175.6	$144.0	$227.5	$154.2

Statement of Cash Flows Data:
Net cash flows from operating activities	$319.7	$94.6	$502.6	$352.7	$216.7	—	—
Net cash flows from investing activities	(454.2)	(504.3)	(797.3)	(371.9)	(625.6)	—	—
Net cash flows from financing activities	144.2	414.6	297.6	16.6	382.7	—	—
Balance Sheet Data (end of period):
Cash	$74.3	$84.8	$89.4	$83.4	$65.1	—	$71.0
Working capital	1,056.6	1,445.6	1,177.8	1,282.5	1,448.3	—	1,617.7
Total assets	4,828.6	5,773.6	6,176.5	5,851.0	6,880.7	—	7,835.4
Total debt (including capital lease obligations)	1,801.4	2,289.1	2,572.7	2,293.6	2,992.2	—	3,165.6
Shareholders’ equity	1,598.9	1,901.4	2,028.2	2,025.1	2,200.7	—	2,825.1
Other Data:
Ratio of earnings to fixed charges (4)	2.8x	3.9x	2.6x	3.2x	2.4x	3.0x	2.4x
EBITDA (5)	545.3	779.7	628.7	531.8	499.3	775.9	567.4
Pro forma interest expense, as adjusted for this offering (6)	—	—	—	—	—	—	141.8

(1) The financial information included in this column includes the results of Cook’s for four weeks and does not include the Groupe Smithfield, Armour-Eckrich or Butterball transactions.

(2) The financial information included in this column does not include the results of Cook’s, Groupe Smithfield, Armour-Eckrich or Butterball transactions.

(3) The financial information included in this column includes the results of Armour-Eckrich for 18 weeks and the benefit of our investments in Groupe Smithfield for 25 weeks and Butterball for 18 weeks.

(4) For the purposes of computing the ratios of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of income from continuing operations before taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense (estimated to be one-third).

(5) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to be a substitute for measurements under GAAP, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies.

EBITDA is not adjusted for the following impairment charges:

In fiscal 2006 and for the 39 weeks ended January 29, 2006, we incurred impairment charges totaling $18.4 million and $8.4 million, respectively, related to the east coast restructuring plan of The Smithfield Packing Company, Incorporated. For the 39 weeks ended January 28, 2007, we incurred an impairment charge totaling $4.2 million mainly related to a write down of our Brazilian investments. See “Summary—Recent Developments” for a discussion of additional impairment charges in the fourth quarter of fiscal 2007.

EBITDA also includes equity in (income) loss of affiliates for the historical and pro forma periods presented, although these amounts are generally not distributed upstream to us.

See “Notes to Selected Historical Consolidated Financial Information and Other Data—Smithfield” for further information on limitations inherent in the use of EBITDA as an analytical tool and reasons why our management believes EBITDA provides useful information to investors.

The following is a reconciliation of income from continuing operations, which is a GAAP measure of our earnings results, to EBITDA.

	Fiscal year ended			39 weeks ended		Pro forma
(in millions)	May 2, 2004	May 1, 2005	April 30, 2006(a)	January 29, 2006(b)	January 28, 2007(c)	Fiscal year ended April 30, 2006(a)		39 weeks ended January 28, 2007(c)
Income from continuing operations	$167.3	$298.9	$180.3	$175.6	$144.0	$227.5		$154.2
Add:
Income taxes	86.6	152.3	91.0	88.8	54.6	111.5		60.0
Interest expense, net	118.7	132.0	149.5	110.4	129.8	161.4		136.3
Depreciation and amortization	172.7	196.5	207.9	157.0	170.9	275.5	(e)	216.9	(f)

EBITDA(d)	545.3	779.7	628.7	531.8	499.3	775.9		567.4

(a)	The financial information included in this column includes the results of Cook’s for four weeks and does not include the Groupe Smithfield, Armour-Eckrich or Butterball transactions.

(b)	The financial information included in this column does not include the results of Cook’s, Groupe Smithfield, Armour-Eckrich or Butterball transactions.

(c)	The financial information included in this column includes the results of Armour-Eckrich for 18 weeks and the benefit of our investments in Groupe Smithfield for 25 weeks and Butterball for 18 weeks.

(d)	For certain periods EBITDA includes impairment charges as follows:

In fiscal 2006 and for the 39 weeks ended January 29, 2006, we incurred impairment charges totaling $18.4 million and $8.4 million, respectively, related to the east coast restructuring plan of The Smithfield Packing Company, Incorporated. For the 39 weeks ended January 28, 2007, we incurred an impairment charge totaling $4.2 million related to a write down of our Brazilian investment. See “Summary—Recent Developments” for a discussion of additional impairment charges in the fourth quarter of fiscal 2007.

EBITDA also included equity in (income) loss of affiliates for the historical and pro forma periods presented, although these amounts are generally not distributed upstream to us.

(e)	For the fiscal year ended April 30, 2006, pro forma depreciation and amortization comprised of $207.9 million of depreciation and amortization of the Company for the fiscal year ended April 30, 2006, $60.9 million of depreciation and amortization of PSF for the fiscal year ended March 25, 2006, and a pro forma adjustment of $6.7 million.

(f)	For the 39 weeks ended January 28, 2007, pro forma depreciation and amortization comprised of $170.9 million of depreciation and amortization of the Company for the 39 weeks ended January 28, 2007, $40.8 million of depreciation and amortization of PSF for the 39 weeks ended December 23, 2006, and a pro forma adjustment of $5.2 million.

(6) Calculated based on an estimate of the increase in interest expense, using an estimated 7.625% interest rate on the notes and represents interest expense on a pro forma as adjusted basis that is pro forma for the acquisition of PSF, this offering and application of the net proceeds of this offering. See “Use of Proceeds”. For each $10.0 million change in the aggregate principal amount of notes we are offering, the pro forma interest expense, as adjusted for this offering, will change for the fiscal year ended April 30, 2006 and the 39 weeks ended January 28, 2007 by $0.1 million and $0.1 million, respectively. For each 0.125% change in the interest rate on the notes, pro forma interest expense, as adjusted, will change for the fiscal year ended April 30, 2006 and the 39 weeks ended January 28, 2007 by $0.6 million and $0.5 million, respectively.

RISK FACTORS

In evaluating an investment in the notes, prospective investors should carefully consider the following risk factors, as well as the other information set forth in, or incorporated by reference into, this prospectus:

Risk Factors Relating to the Notes

Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.

As of January 28, 2007, on a pro forma as adjusted basis to reflect the PSF acquisition, this offering and the application of the net proceeds of this offering, we had:

•	approximately $3,172.6 million of indebtedness,

•	guarantees of up to $92.0 million for the financial obligations of certain unconsolidated joint ventures and hog farmers, and

•

aggregate unused capacity under our revolving credit facilities totaling $998.0 million, taking into account outstanding borrowings and $138.6 million of outstanding letters of credit and including $250.0 million of uncommitted lines of credit that have not and will not be drawn and will expire without renewal on June 28, 2007.

We expect our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions. Our consolidated indebtedness level could significantly affect our business because:

•	it may significantly limit or impair our ability to obtain financing in the future,

•	a downgrade in our credit rating could restrict or impede our ability to access capital markets at attractive rates and increase our borrowing costs,

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise, and

•

a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise.

In addition, our Revolvers and senior secured note agreements contain financial covenants tied to leverage, interest coverage and working capital. Our debt agreements also restrict the payment of dividends to shareholders and under certain circumstances may limit additional borrowings, investments, the acquisition or disposition of assets, mergers and transactions with affiliates.

As currently structured, a breach of a covenant or restriction in any of these agreements could result in a default that would in turn cause a default under other agreements, allowing the affected lenders to accelerate the repayment of principal and accrued interest on their outstanding debt, if they choose, and, in the case of the revolving credit agreements, terminate their commitments to lend additional funds. The future ability of us and our operating subsidiaries to comply with financial covenants, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance that is subject to economic, financial, competitive and other factors, including the other risks described in this prospectus supplement.

Because we are a holding company, the notes will be effectively subordinated to the obligations of our subsidiaries.

Because we are a holding company that conducts our operations through our subsidiaries, our ability to meet our obligations under our indebtedness, including payment of principal and interest on the notes, depends on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or advance or repay funds to us. In addition, any of our rights (including the rights of the holders of the notes) to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary’s creditors (except to the extent we may ourselves be a creditor of that subsidiary), including that subsidiary’s trade creditors and our creditors who have obtained guarantees from the subsidiaries. As a result, the notes will be structurally subordinated to the obligations and liabilities, which include borrowings under the European Revolver, capital leases, guarantees in respect of the U.S. Revolver and the Senior Secured Notes, of all of our subsidiaries. Excluding those capital leases and guarantees in respect of the U.S. Revolver and the Senior Secured Notes, as of January 28, 2007, on a pro forma as adjusted basis, the principal amount of the aggregate accrued liabilities and obligations of our consolidated subsidiaries would have been $1,627.7 million.

In addition, the Indenture governing the notes will, subject to some limitations, permit our subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by our subsidiaries.

The notes will be effectively subordinated to our secured debt.

Because the notes will be unsecured, they will effectively be subordinated to our secured debt to the extent of the value of the assets securing our secured debt. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the notes. As of January 28, 2007, on a pro forma as adjusted basis, we would have had approximately $923.0 million of secured debt, consisting of $101.3 million of private placement notes, $724.4 million of credit facility borrowings and $97.3 million of other subsidiary debt.

If we receive an “investment grade” rating you will no longer have the benefit of many of the covenants.

If at any time the notes receive an “investment grade” rating from Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investors Service, Inc., then, subject to additional conditions, we will no longer be subject to most of the covenants set forth in the Indenture relating to the notes and the indentures relating to the 2004 Senior Notes, the 2003 Senior Notes and the 2001 Senior Notes. If most of the covenants have ceased to apply to us as a result of achieving those ratings, those covenants will not be restored, even if the notes are later rated below investment grade by either or both of the rating agencies.

Covenants in our various debt agreements restrict our business in many ways and failure to comply with them may result in adverse action by our lenders.

Our various debt agreements, including the Indenture relating to the notes, the Revolvers, the Senior Secured Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes and the Senior Subordinated Notes, contain certain covenants (including financial covenants in the case of the Revolvers and the Senior Secured Notes) that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payment of dividends to shareholders.

Should market conditions or our operating results become depressed in the future, we may have to request, as we have in the past, amendments to our covenants and restrictions and there can be no assurance that we will be able to obtain such relief. The breach of any of these covenants or restrictions could result in a default that would permit our senior lenders, including lenders under the Revolvers, or the holders of the notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the Senior Subordinated Notes or the Senior Secured Notes, as the case may be, to declare all amounts borrowed under the Revolvers, the notes, the 2004

Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the Senior Subordinated Notes or the Senior Secured Notes to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant senior lenders to make further extensions of credit under the Revolvers could be terminated. If there is an acceleration of our senior debt obligations, then the holders of our Senior Subordinated Notes may also declare those debt obligations to be due and payable. If we were unable to repay our indebtedness to our senior secured lenders, these lenders could proceed against the collateral securing that indebtedness.

We may not be able to satisfy our obligations to repurchase the notes upon a change of control.

Upon a change of control, we will be required to offer to purchase all of the outstanding notes, as well as the outstanding 2004 Senior Notes, 2003 Senior Notes, 2001 Senior Notes, Senior Subordinated Notes and Senior Secured Notes, at a price equal to 101% (100% in the case of the Senior Secured Notes) of the principal amount outstanding on the date of repurchase plus accrued and unpaid interest, if any, to the date of repurchase. The change of control purchase feature of the notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the Senior Subordinated Notes and the Senior Secured Notes may in some circumstances discourage or make more difficult a sale or takeover of us. In particular, a change of control may also cause an acceleration of, or require an offer to repurchase under the notes, the Revolvers, the Senior Secured Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the Senior Subordinated Notes and some of our other indebtedness, as well as debt of our subsidiaries. See “Description of Notes—Change of Control.” The inability to repay that indebtedness, if accelerated, and to purchase all of the tendered notes, 2004 Senior Notes, 2003 Senior Notes, 2001 Senior Notes, Senior Subordinated Notes and Senior Secured Notes would constitute an event of default under the Indenture. We cannot assure you that we will have funds available to repurchase the notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the Senior Subordinated Notes and the Senior Secured Notes upon the occurrence of a change of control, or to repay the Revolvers, if accelerated. In addition, future debt we incur may limit our ability to repurchase the notes upon a change of control or require us to offer to redeem that debt upon a change of control. Moreover, the exercise by the holders of the notes of their repurchase right could cause a default under that debt and other debt agreements, even if the change of control does not cause a default, due to the financial effect on us of that purchase.

In addition to our current indebtedness, we may be able to incur substantially more debt, which could further increase the risks described above.

We may be able to incur substantial additional indebtedness in the future. The terms of the Indenture do not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. As of January 28, 2007, on a pro forma as adjusted basis, we would have been permitted to borrow up to an additional $998.0 million of additional borrowings, consisting of $659.8 million under the U.S. Revolver, $64.6 million under the European Revolver and $273.6 million of other facilities, after giving effect to $138.6 million of outstanding letters of credit and subject to compliance with the covenants and conditions to borrowing under the Revolvers. Such availability includes $250.0 million of uncommitted lines of credit with JPMorgan Chase Bank, N.A. and Citibank, N.A. that have not and will not be drawn and will expire without renewal on June 28, 2007. All of the above borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify. See “Description of Notes” and “Description of other Indebtedness.”

An active trading market for the notes may not develop or be sustained.

We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. The notes will represent new securities for which no market currently exists. Although a market exists for our currently outstanding debt securities, there can be no assurance that an active trading market for the notes will develop or, if a market develops, that it will be liquid or sustainable.

Risk Factors Relating to Our Business

Our results of operations are cyclical and could be adversely affected by fluctuations in the commodity prices for hogs, cattle and grains.

We are largely dependent on the cost and supply of hogs, cattle and feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing market forces of supply and demand as well as other factors over which we have little or no control. These other factors include:

•	competing demand for corn for use in the manufacture of alternative fuels,

•	environmental and conservation regulations,

•	import and export restrictions,

•	economic conditions,

•	weather, including weather impacts on water supply,

•	energy prices, including the effect of changes in energy prices on our transportation costs, and

•	crop and livestock diseases.

We cannot assure that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products directly or in a timely manner.

Additionally, commodity pork prices demonstrate a cyclical nature over periods of years, reflecting changes in the supply of fresh pork and competing proteins on the market, especially beef and chicken. For example, our fiscal 2006 fourth quarter and fiscal 2007 first half financial results were impacted negatively by an over-supply of protein which decreased selling prices of our fresh and processed meats. Also, recent expansion of pork processing capacity by industry participants has negatively affected fresh pork margins.

We attempt to manage certain of these risks through the use of our risk management and hedging programs. However, those programs may also limit our ability to participate in gains from favorable commodity fluctuations. For example, in the first half of fiscal 2005, we were unable to benefit fully from strong hog prices due to our hedging activities. Additionally, the majority of our commodity derivative contracts are marked to market such that the unrealized gains and losses are reported in earnings on a quarterly basis. This accounting treatment may cause volatility in our quarterly earnings.

Any perceived or real health risks related to the food industry or increased regulation could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by the following:

•	food spoilage or food contamination,

•	evolving consumer preferences and nutritional and health-related concerns,

•	consumer product liability claims,

•	product tampering,

•	the possible unavailability and expense of product liability insurance, and

•	the potential cost and disruption of a product recall.

Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products, particularly as we expand our branded products business. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Our products are susceptible to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella, Campylobacter and generic E. coli. Because these pathogens are generally found in the environment, there is a risk that they, as a result of food processing, could be present in our products. These pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. Our manufacturing facilities and products are subject to extensive laws and regulations in the food safety area, including constant government inspections and governmental food processing controls. We also have systems in place designed to monitor food safety risks throughout all stages of the manufacturing process (including the production of raw materials in the HP segment). However, we cannot assure you that such systems, even when working effectively, or compliance with governmental regulations will eliminate the risks related to food safety. Any product contamination could have a material adverse impact on our financial statements. In addition, future material changes in food safety regulations could result in increased operating costs or could be required to be implemented on schedules that cannot be met without interruptions in our operations.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to protection of the environment, including among others:

•	the discharge of materials into the environment, and

•	the handling and disposition of wastes (including solid and hazardous wastes).

Failure to comply with these laws and regulations or any future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

In addition, pursuant to a voluntary agreement with the State of North Carolina, we committed to implement environmentally superior and economically feasible technologies for the management of swine waste at our farms in North Carolina provided a determination is made by an expert from North Carolina State University that such technologies are both environmentally superior and economically feasible to construct and operate at such farms. We also recently acquired PSF, which entered into environmental consent decrees in the State of Missouri requiring PSF to research, develop and implement new technologies to control wastewater, air and odor emissions from its Missouri farms. Under the terms of the decrees, PSF must install these new technologies on the 11 largest farms by 2010. In 2004, PSF estimated the construction costs of implementing the balance of these new technologies at approximately $33 million. Since 2004, approximately $15.4 million has been incurred as of March 31, 2007. We cannot assure you that the costs of carrying out these obligations will not exceed previous estimates or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs. In addition, new environmental issues could arise that would cause currently unanticipated investigations, assessments or expenditures.

Health risk to livestock could adversely affect production, the supply of raw materials and our business.

We take precautions to ensure that our livestock is healthy and that our processing plants and other facilities operate in a sanitary manner. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Livestock health problems could adversely impact production, supply of raw material to the Pork, Beef and International segments and consumer confidence. From time to time, we have experienced outbreaks of certain livestock diseases, such as the outbreak of circovirus infection at our U.S. facilities that began in late fiscal 2006. We may experience additional outbreaks of disease in the future. Disease can reduce the number of offspring produced, hamper the growth of livestock to finished size and require in some cases the destruction of infected livestock, all of which could adversely affect our production or ability to sell or export our products. Adverse publicity concerning any disease or health concern could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded pork products.

In addition to risks associated with maintaining the health of our livestock, any outbreak of disease elsewhere in the U.S. or even in other countries could reduce consumer confidence in the meat products affected by the particular disease, generate adverse publicity and result in the imposition of import or export restrictions. For example, in 2003, a Bovine Spongiform Encephalopathy (BSE) outbreak in Canada resulted in a U.S. import restriction on live cattle from Canada. The resulting drop in the live cattle supply in the U.S. led to increased prices for live cattle and placed pressure on margins in our Beef segment. The subsequent discovery of isolated cases of BSE in the U.S. led to bans imposed by key Asian markets on beef imports from the U.S. Restrictions imposed by these markets are gradually lifting but continue to limit the amount of beef products that can be imported from the U.S. Similarly, the presence of classical swine fever in Romania has led certain countries, including all of those in the European Union, to impose bans of indefinite duration on imports of pork products from Romania.

Outbreaks of avian influenza in various parts of the world in 2006 reduced global demand for poultry and thus created a surplus of poultry both domestically and internationally. This poultry surplus placed downward pressure on poultry prices which in turn reduced pork and beef prices both in the U.S. and internationally.

Governmental authorities may take further action restricting our ability to own livestock or to engage in farming or restricting such operations generally, which could adversely affect our business.

A number of states, including Iowa and Missouri, have adopted legislation that prohibits and restricts the ability of meatpackers, or in some cases corporations generally, from owning livestock or engaging in farming. In the second quarter of fiscal 2006, we entered into a settlement agreement with the State of Iowa whereby the state agreed not to enforce its restrictive legislation on us for a period of ten years. As a part of our settlement, we committed to pay $200,000 per year for 10 years to support various programs benefiting the swine industry in Iowa. We also agreed to purchase a specified minimum number of hogs to be processed by us in Iowa and South Dakota on the open market for two years. In connection with our acquisition of PSF in May 2007, we acquired six farms in Missouri outside of the counties exempted from Missouri’s anti-corporate farming law. Under an agreement we reached with the Attorney General of the State of Missouri, we have promised to divest these farms within 24 months. We cannot assure you that we will be able to divest these farms on terms that are fair to us.

The State of North Carolina has enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms. The moratorium limits us from expanding our North Carolina production operations. The moratorium is scheduled to expire in September 2007. However, legislation currently pending in the North Carolina General Assembly would establish, in effect, a permanent moratorium on the construction of new farms using the lagoon and sprayfield system.

Other states have similar legislation restricting the ability of corporations or others from owning livestock farms or engaging in farming. In addition, Congress is currently considering federal legislation that would ban meat packers from owning livestock. We cannot assure you that such or similar legislation affecting our operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations and not successfully challenged or settled, could have a material adverse impact on our operations and our financial statements.

Our acquisition strategy may prove to be disruptive and divert management resources and may result in financial or other setbacks.

We have made numerous acquisitions in recent years and regularly review opportunities for strategic growth through acquisitions. We have also pursued strategic growth through investment in joint ventures. Recent acquisitions include the acquisition of substantially all of the assets of Armour-Eckrich in October 2006 and substantially all of the assets of Cook’s in April 2006 and the PSF merger in May 2007. In August 2006, we completed our investment in Groupe Smithfield, a 50/50 joint venture with Oaktree, which purchased the European meats business of Sara Lee Corporation. These acquisitions and investments may involve large transactions and present financial, managerial and operational challenges, including:

•	diversion of management attention from existing businesses,

•	difficulty with integrating personnel and financial and other systems,

•	lack of experience in operating in the geographical market of the acquired business,

•	increased levels of debt and associated reduction in ratings of our debt securities,

•	potential loss of key employees and customers of the acquired business,

•	assumption of unknown or contingent liabilities, and

•	potential disputes with the sellers.

In addition, acquisitions outside the U.S. may present unique difficulties and increase our exposure to those risks associated with international operations.

We could experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware or liabilities that exceed expectations. For example, PSF is currently a defendant in eight lawsuits filed in Missouri based on the laws of nuisance and involving an aggregate of 71 plaintiffs. One of the lawsuits sought to create a class of plaintiffs living within 10 miles of PSF’s farms in northern Missouri, including contract grower farms. Plaintiffs in that case have dropped their request for class certification and now approximately 200 new plaintiffs seek to be added to the case. Another of the lawsuits resulted in a jury verdict for six former plaintiffs of compensatory damages in the aggregate amount of $4.5 million as well as punitive damages that were waived in settlement. Although we intend to continue PSF’s vigorous defense of these claims, we cannot assure you that we will be successful, that additional nuisance claims will not arise in the future or that the PSF reserves for litigation will not have to be increased. For example, we and certain of our contract growers are defendants in a lawsuit recently filed in Missouri based on the laws of nuisance and involving 13 plaintiffs.

We are subject to risks associated with our international sales and operations.

Sales to international customers accounted for approximately 14% of our net sales as of January 28, 2007. International sales are subject to risks related to economic or political uncertainties including among others:

•	general economic conditions,

•	imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by foreign countries,

•	the closing of borders by foreign countries to the import of beef or pork due to animal disease or other perceived health safety issues in the U.S., and

•	enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws.

Furthermore, we conduct foreign operations in Poland, Romania and the United Kingdom, with these foreign operations being subject to the risks described above as well as additional risks and uncertainties including among others:

•	fluctuations in currency values which have affected, among other things, the costs or our investments in foreign operations,

•	translation of foreign currencies into U.S. dollars, and

•	foreign currency exchange controls.

In addition, we are engaged in joint ventures in France, China and Mexico and have significant investments in Spain. These investments are also subject to the risks described above. As of January 28, 2007, approximately 26% of our long-lived assets were associated with our foreign operations.

Our operations are subject to the general risks of litigation.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could have a material adverse impact on our financial statements.

We depend on the availability of, and satisfactory relations with, our employees.

As of January 28, 2007, we had approximately 53,800 employees, 23,400 of which are covered by collective bargaining agreements. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Labor relations issues arise from time to time, including issues in connection with union efforts to represent employees at our plants. For example, United Food and Commercial Workers is currently engaged in a campaign to represent employees at our Tar Heel, North Carolina plant, where we have experienced work stoppages, walk-outs and attempts to organize boycotts. Some of these activities occurred in connection with immigration enforcement activities relating to suspected undocumented workers at that plant. If we fail to maintain satisfactory relations with our employees or with the unions, we may experience labor strikes or other consequences similar or in addition to the type of activities discussed above. None of these activities have had any material impact on our financial statements to date, however, we cannot assure you that these activities will not have a material impact in the future. In addition, the discovery by us or governmental authorities of undocumented workers could result in our having to replace those workers, which could be disruptive to our operations.

We have significant credit exposure to certain customers.

Our ten largest customers represented approximately 25% of net sales for fiscal year 2006. We do not have long-term sales agreements (other than to certain third-party hog customers) or other contractual assurance as to future sales to these major customers. In addition, continued consolidation within the retail industry, including among supermarkets, warehouse clubs and food distributors, has resulted in an increasingly concentrated retail base. To the extent these trends continued to occur, our net sales and profitability may be increasingly sensitive to a deterioration in the financial condition of or other adverse developments in our relationship with one or more customers.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $493.0 million, after deducting the underwriting discount and expenses related to this offering. We intend to use the net proceeds from the sale of the notes initially to repay indebtedness under our U.S. Revolver. Among other things, the U.S. Revolver was used to pay the approximately $40.0 million cash portion of the PSF acquisition price and will be used prior to the completion of this offering to repay indebtedness of approximately $125.0 million outstanding under the PSF Loan Agreement. Affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., Rabo Securities USA, Inc., Goldman, Sachs & Co., ING Financial Markets, LLC, SG Americas Securities, LLC and SunTrust Capital Markets, Inc. are lenders under the U.S. Revolver. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is Administrative Agent and a lender under the U.S. Revolver. Our U.S. Revolver matures on August 19, 2010, and at June 12, 2007, this revolving credit facility bore interest at 6.185%. The repayment of amounts under this revolving credit facility will not reduce the lenders’ commitments under it. In the future, we expect to use availability under this facility and other facilities, together with internal funds, for capital expenditures and general corporate purposes, including expansion of our processed meats business and strategic acquisitions.

CAPITALIZATION

The following table sets forth:

•	our actual capitalization as of January 28, 2007,

•	our pro forma capitalization as of January 28, 2007 to give effect to the acquisition of PSF, and

•	our pro forma as adjusted capitalization as of January 28, 2007, as adjusted to give effect to the PSF acquisition, the offering of the notes and the application of the net proceeds of this offering.

This table should be read along with “Selected Historical Consolidated Financial Information and Other Data—Smithfield,” “Selected Historical Consolidated Financial Information and Other Data—PSF” and “Selected Unaudited Pro Forma Combined Condensed Financial Data of Smithfield.” See also our consolidated financial statements and related notes in our annual report on Form 10-K for the fiscal year ended April 30, 2006 and our quarterly report on Form 10-Q for the 39 weeks ended January 28, 2007, as well as the sections of our annual and quarterly reports titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our current report on Form 8-K/A filed June 14, 2007 for PSF’s unaudited historical consolidated financial data for the quarterly period ended December 23, 2006 and unaudited pro forma combined condensed financial data and accompanying disclosures.

	As of January 28, 2007
(in millions)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$65.1	$71.0	$71.0

U.S. Revolver (1)	722.0	769.6	401.6
European Revolver (2)	322.8	322.8	322.8
International Facilities	26.7	26.7	26.7
PSF Loan Agreement (3)	—	125.0	—
Notes payable	20.9	20.9	20.9
Long-term debt and capital lease obligations:
Senior Secured Notes (4)	101.3	101.3	101.3
Other subsidiary debt obligations	359.8	359.8	359.8
Offered notes	—	—	500.0
7% Senior Notes due 2011	608.0	608.0	608.0
7 3/4% Senior Notes due 2013	350.0	350.0	350.0
8% Senior Notes due 2009 (4)	298.9	298.9	298.9
7 5/8% Senior Subordinated Notes due 2008 (4)	179.7	179.7	179.7
Capital lease obligations	2.1	2.9	2.9

Total debt (including capital lease obligations)	2,992.2	3,165.6	3,172.6
Less current portion of long-term debt, notes payable and capital lease obligations	77.5	79.3	77.5

Total long-term debt (including capital lease obligations)	2,914.7	3,086.3	3,095.1
Total shareholders’ equity	2,200.7	2,825.1	2,825.1

Total capitalization	5,192.9	5,990.7	5,997.7

(1)	As of January 28, 2007, on a pro forma as adjusted basis, we would have had outstanding borrowings of $401.6 million and availability of $659.8 million under the U.S. Revolver after giving effect to $138.6 million of outstanding letters of credit. The amount outstanding under the U.S. Revolver fluctuates throughout the year depending on our working capital and other needs.
(2)	As of January 28, 2007, we would have had $64.6 million of availability under the European Revolver. The amount outstanding under the European Revolver fluctuates throughout the year depending on our working capital and other needs.

(3)	Prior to completion of this offering, the $125.0 million outstanding under the PSF Loan Agreement will be repaid from our U.S. Revolver and this facility will be terminated.
(4)	Pursuant to GAAP, reflects mark-to-market adjustments for fair value interest rate swaps.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

AND OTHER DATA—SMITHFIELD

The following table sets forth selected historical consolidated financial information and other data of Smithfield for the periods presented. The selected financial information, exclusive of certain line items in Other Operational Data, as of May 2, 2004, May 1, 2005 and April 30, 2006, and for each of the three fiscal years then ended, has been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accountants. The selected financial information, exclusive of certain line items in Other Operational Data, as of January 29, 2006 and January 28, 2007, and for each of the 39-week periods then ended, has been derived from our unaudited condensed consolidated financial statements which include, in the opinion of our management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for an interim period are not necessarily indicative of results for the full year or any other interim period.

When you read this financial information and other data, it is important that you read along with it the respective audited and unaudited consolidated financial statements and related notes in our annual and quarterly reports filed with the SEC, as well as the sections of our annual and quarterly reports titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

	Fiscal year ended (1)			39 weeks ended
(in millions, except percentages and ratios)	May 2, 2004	May 1, 2005	April 30, 2006	January 29, 2006	January 28, 2007
Statement of Income Data:
Sales	$9,178.2	$11,248.4	$11,403.6	$8,728.2	$8,859.4
Cost of sales	8,244.5	10,038.1	10,316.8	7,846.1	8,029.4

Gross profit	933.7	1,210.3	1,086.8	882.1	830.0
Selling, general and administrative expenses	560.2	644.6	675.2	522.6	541.8
Interest expense, net	118.7	132.0	149.5	110.4	129.8
Equity in (income) loss of affiliates	0.9	(17.5)	(9.2)	(15.3)	(40.2)

Income from continuing operations before income taxes	253.9	451.2	271.3	264.4	198.6
Income taxes	86.6	152.3	91.0	88.8	54.6

Income from continuing operations	167.3	298.9	180.3	175.6	144.0
Income (loss) from discontinued operations, net of tax (2)	59.8	(2.7)	(7.6)	(4.0)	(14.3)

Net income	$227.1	$296.2	$172.7	$171.6	$129.7

Statement of Cash Flows Data:
Net cash flows from operating activities	$319.7	$94.6	$502.6	$352.7	$216.7
Net cash flows used in investing activities	(454.2)	(504.3)	(797.3)	(371.9)	(625.6)
Net cash flows from financing activities	144.2	414.6	297.6	16.6	382.7

Balance Sheet Data (end of period):
Cash	$74.3	$84.8	$89.4	$83.4	$65.1
Working capital	1,056.6	1,445.6	1,177.8	1,282.5	1,448.3
Total assets	4,828.6	5,773.6	6,176.5	5,851.0	6,880.7
Total debt (including capital lease obligations)	1,801.4	2,289.1	2,572.7	2,293.6	2,992.2
Shareholders’ equity	1,598.9	1,901.4	2,028.2	2,025.1	2,200.7

	Fiscal year ended (1)						39 weeks ended
(in millions, except percentages and ratios)	May 2, 2004		May 1, 2005		April 30, 2006		January 29, 2006		January 28, 2007
Other Data:
Capital expenditures	$133.5		$199.3		$391.3		$260.8		$351.3
Depreciation expense	165.1		187.2		200.8		151.3		166.3
Amortization expense	7.6		9.3		7.1		5.7		4.6
Ratio of earnings to fixed charges (3)	2.8	x	3.9	x	2.6	x	3.2	x	2.4	x
EBITDA (4)	545.3		779.7		628.7		531.8		499.3

Other Operational Data:
Total hogs processed	24.7		28.6		28.5		21.6		20.1
Processed meat sales (pounds)	2,289.3		2,624.4		2,703.8		2,023.7		2,236.3
Fresh beef sales (pounds)	1,457.9		1,307.3		1,401.6		1,042.4		1,149.0
Total hogs sold	14.5		15.4		15.0		10.7		10.4

NOTES TO SELECTED HISTORICAL CONSOLIDATED

FINANCIAL INFORMATION AND OTHER DATA—SMITHFIELD

(1) Our fiscal year consists of 52 or 53 weeks ending on the Sunday nearest April 30. Fiscal 2004 was 53 weeks and fiscal 2005 and 2006 were 52 weeks.

(2) Fiscal 2004 income from discontinued operations and net income include a gain of $49.0 million, net of tax of $27.0 million, or $.44 per diluted share, from the sale of Schneider Corporation. First quarter of fiscal 2007 loss from discontinued operations and net income include an after-tax write down of the assets of our subsidiary Quik-to-Fix Foods, Inc. totaling (Quik-to-Fix) $10.4 million, net of tax of $5.9 million. We consummated the sale of Quik-to-Fix in the second quarter of fiscal 2007 and prior years were restated to reflect Quik-to-Fix as a discontinued operation.

(3) For the purposes of computing the ratios of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of income from continuing operations before taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense (estimated to be one-third).

(4) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to be a substitute for measurements under GAAP, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies.

We believe EBITDA is defined in a manner substantially consistent with the definition of EBITDA used in the supplemental indenture relating to the notes. In addition, we believe EBITDA facilitates company to company comparisons by backing out potential differences caused by variation in capital structure (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to general performance or liquidity. While EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. EBITDA should not be considered as an alternative to operating earnings, net income or net cash provided by operating activities (or any other measure of performance determined in accordance with GAAP) or as a measure of our ability to meet our cash needs. There are inherent limitations in the use of EBITDA as an analytical tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our significant pension and non-pension retirement obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any such requirements for such replacement; and

•	our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following is a reconciliation of income from continuing operations, which is a GAAP measure of our earnings results, to EBITDA.

	Fiscal year ended			39 weeks ended
(in millions)	May 2, 2004	May 1, 2005	April 30, 2006	January 29, 2006	January 28, 2007
Income from continuing operations	$167.3	$298.9	$180.3	$175.6	$144.0
Add:
Provision for income taxes	86.6	152.3	91.0	88.8	54.6
Interest expense, net	118.7	132.0	149.5	110.4	129.8
Depreciation and amortization	172.7	196.5	207.9	157.0	170.9

EBITDA(a)	545.3	779.7	628.7	531.8	499.3

(a)	For certain periods EBITDA includes impairment charges as follows:

In fiscal 2006 and for the 39 weeks ended January 29, 2006, we incurred impairment charges totaling $18.4 million and $8.4 million, respectively, related to the east coast restructuring plan of The Smithfield Packing Company, Incorporated. For the 39 weeks ended January 28, 2007, we incurred an impairment charge totaling $4.2 million related to a write down of our Brazilian investments.

EBITDA also includes equity in (income) loss of affiliates for the historical and pro forma periods presented, although these amounts are generally not distributed upstream to us.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL

INFORMATION AND OTHER DATA—PSF

In the table below, we provide you with selected historical consolidated financial information and other data of PSF. We have derived this information, exclusive of Other Operational Data, from PSF’s consolidated financial statements for the fiscal years ended March 31, 2007, March 25, 2006 and March 26, 2005, which have been audited by Deloitte & Touche LLP, PSF’s independent registered public accounting firm, and for the 39 weeks ended December 23, 2006. The selected financial information as of December 23, 2006 and for the 39-week period then ended has been derived from PSF’s unaudited condensed consolidated financial statements which include, in the opinion of PSF’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly PSF’s results of operations and financial condition.

When you read this selected historical consolidated financial and other data, it is important that you read along with it PSF’s historical financial statements and related notes which have been included in our current report on Form 8-K/A filed June 14, 2007, which are incorporated by reference in this prospectus supplement.

	Fiscal Year Ended (1)			39 weeks ended December 23, 2006
	March 26, 2005	March 25, 2006	March 31, 2007
	(in millions, except per share data)
Statement of Operations Data:
Sales	$927.6	$919.5	$893.0	$650.9
Cost of goods sold	774.5	785.7	819.2	592.7

Gross profit	153.1	133.8	73.8	58.2
Selling, general and administrative expenses	25.2	25.8	41.1	30.8
Interest expense, net	20.2	8.9	5.6	4.2
Loss on early extinguishment of debt	—	21.7	0.1	0.1

Income before income taxes	107.7	77.4	27.0	23.1
Income tax expense	40.0	24.3	8.3	8.3

Net income	$67.7	$53.1	$18.7	$14.8

Statement of Cash Flows Data:
Net cash flows from operating activities	$149.9	$118.0	$42.0	$32.6
Net cash flows used in investing activities	(23.6)	(31.0)	(55.5)	(43.9)
Net cash flows used in financing activities	(116.3)	(71.5)	(10.1)	(8.3)

Balance Sheet Data (end of period):
Working capital	$160.0	$175.2	$163.9	$166.2
Total assets	737.0	728.9	740.8	734.3
Long-term debt and capital lease obligations (including current portion)	176.1	128.3	125.5	125.7
Shareholders’ equity	407.7	460.7	473.7	470.5

Other Data:
Capital expenditures	$44.3	$47.6	$73.6	$58.0
Depreciation and amortization expense	60.6	60.9	53.3	40.8
EBITDA (2)………	188.5	147.2	85.9	68.1

Other Operational Data:
Total hogs processed	4.5	4.6	4.6	3.4
Processed pork sales (pounds)	844.2	869.5	860.0	623.0
Total hogs sold	4.5	4.7	4.6	3.4

(1) PSF’s fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal 2005 and 2006 were 52 weeks and fiscal 2007 was 53 weeks.

(2) EBITDA represents net income before interest expense, income taxes, depreciation and amortization. EBITDA is not intended to be a substitute for measurements under GAAP, and the items excluded in determining EBITDA are significant components in understanding and assessing financial performance. Calculations of EBITDA may vary for other companies.

We believe EBITDA is defined in a manner substantially consistent with the definition of EBITDA used in the supplemental indenture relating to the notes. In addition, we believe EBITDA facilitates company to company comparisons by backing out potential differences caused by variation in capital structure (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to general performance or liquidity. While EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. EBITDA does not represent net income or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. EBITDA should not be considered as an alternative to operating earnings, net income or net cash provided by operating activities (or any other measure of performance determined in accordance with GAAP) or as a measure of our ability to meet our cash needs. There are inherent limitations in the use of EBITDA as an analytical tool and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on PSF’s debt;

•	EBITDA does not reflect PSF’s pension and non-pension retirement obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any such requirements for such replacement; and

•	PSF’s measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to PSF to reinvest in the growth of its business or as a measure of cash that will be available to PSF to meet its obligations. You should compensate for these limitations by relying primarily on PSF’s GAAP results and using EBITDA only supplementally.

The following is a reconciliation of net income, which is a GAAP measure of our earnings results, to EBITDA.

(in millions)	March 26, 2005	March 25, 2006	March 31, 2007	39 Weeks December 23, 2006
Net Income	67.7	53.1	18.7	14.8
Interest expense, net	20.2	8.9	5.6	4.2
Provision for income tax	40.0	24.3	8.3	8.3
Depreciation and Amortization	60.6	60.9	53.3	40.8

EBITDA(a)	188.5	147.2	85.9	68.1

(a)	EBITDA includes loss on early extinguishment of debt of $21.7 million in fiscal 2006 and $0.1 million in fiscal 2007 and for the 39 weeks ended December 23, 2006.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL DATA OF SMITHFIELD

The following table sets forth selected unaudited pro forma combined condensed financial data of Smithfield as of January 28, 2007 and for the 39 weeks ended January 28, 2007 and the fiscal year ended April 30, 2006. The pro forma amounts in the table below are based on the historical consolidated financial statements and the notes thereto of Smithfield and PSF and have been prepared to give effect to the merger as if the merger had occurred at the balance sheet date and at the beginning of the fiscal year ending April 30, 2006. Because the fiscal years of Smithfield and PSF are different, PSF’s unaudited condensed balance sheet as of December 23, 2006 and the unaudited pro forma combined condensed income statement for the 39 weeks ended December 23, 2006 and the fiscal year ended March 25, 2006 have been used in preparing the unaudited pro forma combined condensed financial statements.

The selected unaudited pro forma combined condensed financial data included in the table below does not give effect to the Groupe Smithfield, Armour-Eckrich or Butterball transactions described in “Summary—Recent Developments” in this prospectus supplement and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly report on Form 10-Q for the quarterly period ended January 28, 2007 for the periods prior to the respective dates of acquisition.

The unaudited pro forma financial data in the table below should be read in conjunction with the historical financial statements and accompanying disclosures of Smithfield and PSF and the unaudited pro forma combined condensed financial statements and accompanying disclosures, which are incorporated by reference in this prospectus supplement. PSF’s historical financial statements and related notes have been included in our current report on Form 8-K/A filed June 14, 2007 and are incorporated by reference in this prospectus supplement. The unaudited pro forma combined condensed financial statements are for informational purposes only and do not purport to represent what our financial position or results of operations would actually have been had the merger occurred on those dates or to project our results of operations or financial position for any future period.

	Fiscal Year Ended April 30, 2006	39 Weeks Ended January 28, 2007
	(in millions)
Statement of Income Data
Sales	$12,323.1	9,510.3
Cost of sales	11,109.1	8,627.1

Gross profit	1,214.0	883.2
Selling, general and administrative expenses	701.1	572.8
Interest expense, net	161.4	136.3
Equity in (income) loss of affiliates	(9.2)	(40.2)
Loss on early extinguishment of debt	21.7	0.1

Income from continuing operations before income tax	339.0	214.2
Income taxes	111.5	60.0

Income from continuing operations	$227.5	154.2

Balance Sheet Data (end of period)
Cash		71.0
Working capital		1,617.7
Total assets		7,835.4
Notes payable		20.9
Current portion of long-term debt and capital lease obligations		58.4
Long term debt and capital lease obligations		3,086.3
Shareholders’ equity		2,825.1

DESCRIPTION OF OTHER INDEBTEDNESS

As of January 28, 2007, we had outstanding the following indebtedness (excluding capital lease obligations):

(in millions)	January 28, 2007 (1)
U.S. Revolver	$722.0
European Revolver	322.8
International Facilities	26.7
Notes payable	20.9
Senior Secured Notes (2)	101.3
Other subsidiary debt	359.8
7% Senior Notes due 2011	608.0
7 3/4% Senior Notes due 2013	350.0
8% Senior Notes due 2009 (2)	298.9
7 5/8% Senior Subordinated Notes due 2008 (2)	179.7

Total debt (excluding capital lease obligations)	2,990.1
Less amounts classified as current maturities	55.1

Total long-term debt	$2,935.0

As of January 28, 2007, our debt obligations had the following maturities over the next five years:

Fiscal year (in millions)	Amount
2007	$12.2
2008	237.0
2009	162.8
2010	708.5
2011	781.3

(1)	Excludes obligations of PSF.
(2)	Pursuant to GAAP, reflects mark-to-market adjustments for fair value interest rate swaps.

U.S. Revolver

In August 2005, we entered into the U.S. Revolver with $1.0 billion of commitments that replaced our then existing $900 million credit facility. The U.S. Revolver matures on August 19, 2010. We may draw down funds as a revolving loan or a swingline loan and obtain letters of credit under the U.S. Revolver. The proceeds of any borrowings under the U.S. Revolver may be used to finance working capital needs and for other general corporate purposes.

In August 2006, we exercised our option to increase the amount committed by $200 million, resulting in $1.2 billion of commitments under the U.S. Revolver. The amount committed under the U.S. Revolver may be further increased by $150.0 million to an aggregate amount of $1.35 billion at our request under certain conditions.

As of January 28, 2007, outstanding borrowings were $722.0 million under the U.S. Revolver (excluding $125.5 million of letters of credit). The average interest rate applicable to borrowings under this credit facility was 6.16% during the third quarter of fiscal year 2007. The borrowings under the U.S. Revolver are guaranteed by some of our existing subsidiaries, certain assets of which are security for the U.S. Revolver and are included in the calculation of certain of our financial covenants. The administrative agent for the U.S. Revolver is JPMorgan Chase Bank, N.A.

The loans under the U.S. Revolver bear interest, at our option, at variable rates based on margins over the Federal Funds rate or LIBOR. The applicable interest margin for our borrowings may be increased or reduced based upon our senior implied/issuer credit rating. In addition to paying interest on outstanding borrowings under the U.S. Revolver, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate based upon our senior implied/issuer credit rating. We are required to maintain a consolidated interest coverage ratio of more than 3.00 to 1 and inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) of more than 1.30 to 1. As of January 28, 2007, our consolidated interest coverage ratio was 3.45 to 1 and the ratio of inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) was 2.55 to 1, each calculated in accordance with our U.S. Revolver. If the conditions to release of the collateral securing the U.S. Revolver are achieved, we will be required to maintain a ratio of funded debt to EBITDA (each as defined under our U.S. Revolver) of no more than 4.25 to 1.00. In addition, the U.S. Revolver imposes restrictions on indebtedness, liens, fundamental changes (e.g., mergers, sales of assets, etc., joint ventures and lines of business), investments, loans, advances, guarantees and acquisitions, hedging agreements, restricted payments, transactions with affiliates, restrictive agreements, sales and leaseback transactions, subordinated indebtedness and receivables financings.

European Revolver

In August 2006, we and our wholly-owned subsidiary Smithfield Capital Europe BV entered into a €300 million (approximately $387.4 million as of January 28, 2007) secured revolving credit facility (the European Revolver). The European Revolver terminates on August 21, 2009 unless extended pursuant to its terms. Smithfield Capital Europe BV may draw down funds as a revolving loan under the facility and the proceeds of any borrowings under the European Revolver may be used for general corporate purposes. The European Revolver is secured by 12,098,559 shares of stock of Campofrío Alimentación S.A. owned by two of our subsidiaries. In addition, we and three of our subsidiaries incorporated in Europe have unconditionally guaranteed Smithfield Capital Europe BV’s obligations, including payment obligations, under the European Revolver.

The interest rate on borrowings under the European Revolver is based on EURIBOR (or LIBOR) for any loan not denominated in euro) plus an applicable margin based on our credit rating and certain specified costs. The initial interest rate was 4.125%.

The European Revolver contains financial covenants relating to interest coverage, asset coverage and leverage ratios based on the market price of the stock of Campofrío Alimentación S.A. Other covenants contained in the European Revolver restrict, among other things, certain asset dispositions, encumbrances, debt, acquisitions, mergers and receivable financings.

Senior Secured Notes

We privately placed Senior Secured Notes with a group of institutional investors in October 1999, which are guaranteed by some of our subsidiaries and secured by various real and personal property. The placement consisted of $100.0 million of ten-year 7.89% notes, $50.0 million of ten-year variable rate notes, $50.0 million of ten-year 8.44% notes and $25.0 million of ten-year LIBOR rate notes (the Senior Secured Notes). We may at any time prepay the principal amount of the Senior Secured Notes in part or in whole, and upon a change of control the holders may require us to repurchase them at a price equal to 100% of their principal amount, in each event together with a make-whole amount and accrued and unpaid interest.

The Senior Secured Notes require us to maintain certain financial covenants, including a fixed charges coverage ratio, as defined, of greater than or equal to 1.50 to 1; an interest coverage ratio of greater than or equal to 3.0 to 1; and funded debt to EBITDA, as defined, of less than or equal to 4.00 to 1. We are also required to maintain working capital, as defined, of greater than or equal to $250.0 million and a minimum net worth of $1,450.0 million plus 50% of our consolidated net income for each fiscal year ended after October 2004. The funded debt must be maintained at no more than 65% of total capitalization. As of January 28, 2007, our fixed charges coverage ratio was 1.9 to 1; our interest coverage ratio was 3.45 to 1; our funded debt to EBITDA was 3.79 to 1; our working capital was $903.7 million, our funded debt was 53.1% of total capitalization and our net worth was $2,201.8 million, each calculated in accordance with the Senior Secured Notes. In addition, the Senior Secured Notes impose restrictions on, among other things, restricted payments and investments, restrictions on dividends, liens, mergers and acquisitions, transfers of property and subsidiary stock, entering new lines of business, transactions with affiliates and guarantees.

7% Senior Notes Due 2011

In August 2004, we issued $400.0 million of 7% Senior Notes due 2011. In November 2004, we issued an additional $200.0 million of 7% Senior Notes due 2011 as a part of the same series of notes as the $400.0 million of initial notes issued in August 2004 and under the same indenture. The $600.0 million of 7% Senior Notes due 2011 are referred to as the 2004 Senior Notes. Interest on the 2004 Senior Notes is payable in semiannual installments. The 2004 Senior Notes mature on August 1, 2011. The 2004 Senior Notes rank equal to the notes offered by this prospectus and have similar covenants and events of default.

7 3/4% Senior Notes Due 2013

In May 2003, we issued $350.0 million of 7 3/4% Senior Notes due 2013, referred to as 2003 Senior Notes. Interest on the 2003 Senior Notes is payable in semiannual installments. The 2003 Senior Notes mature on May 15, 2013. The 2003 Senior Notes rank equal to the notes offered by this prospectus and have substantially similar covenants and terms.

8% Senior Notes Due 2009

In October 2001, we issued $300.0 million of 8% Senior Notes due 2009, referred to as the 2001 Senior Notes. Interest on the 2001 Senior Notes is payable in semi-annual installments and mature on October 15, 2009. The 2001 Senior Notes rank equal to the notes offered by this prospectus and have substantially similar covenants and other terms.

7 5/8% Senior Subordinated Notes Due 2008

In February 1998, we issued $200.0 million of 7 5/8% Senior Subordinated Notes due 2008, referred to as the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable in semi-annual installments and the notes mature on February 15, 2008. The Senior Subordinated Notes are unsecured and subordinated to all future and existing senior indebtedness. The Senior Subordinated Notes are not guaranteed by any of our subsidiaries. The holders, upon a change of control, may require us to repurchase them at a price equal to 101% of their principal amount, together with accrued and unpaid interest. The Senior Subordinated Notes impose restrictions on indebtedness, layering, restricted payments, agreements that restrict distributions from restricted subsidiaries, sales of assets, transactions with affiliates, sales or issuances of capital stock of restricted subsidiaries, liens and future guarantees.

Other Subsidiary Debt

Various subsidiaries and other entities that we are required under GAAP to consolidate have other debt agreements reflected in our balance sheet. As of January 28, 2007, the aggregate principal amount of indebtedness of our subsidiaries consisted of $322.8 million of loans outstanding under our European Revolver and $407.4 million of other subsidiary debt. In the table of indebtedness shown above, this amount includes International Facilities, Notes payable and Other subsidiary debt. The principal debt agreements in this group are the following:

In fiscal 2006, our Polish subsidiaries, in the International segment, issued PLN 838.0 million (approximately $211.6 million) in variable rate debt. The interest rates are all indexed to WIBOR (Warsaw InterBank Offered Rate) with spreads ranging from 75 to 125 basis points. The loans mature between 2007 and 2015.

As of January 28, 2007, approximately $22.7 million of industrial and environmental facility revenue bonds were outstanding at our subsidiaries Stefano Foods, Smithfield Ham and Products and BEST BioFuels.

Distribution Development, LLC, a consolidated joint venture, privately placed certain senior secured notes with a group of institutional investors in April 1998. This placement consisted of $14.1 million of 7.22% notes, of which approximately $4.9 million was outstanding as of January 28, 2007. Our subsidiary, John Morrell & Co., leases a cold storage distribution center built with the proceeds of those notes, and we have guaranteed the lease.

PSF, which became our subsidiary in May 2007, has a revolving credit and term loan credit facility that is referred to in this prospectus as the PSF Loan Agreement. U.S. Bank National Association is a lender and the agent for the other lenders for the PSF Loan Agreement. The Agreement provides for a $175 million revolving credit facility and a $125 million term facility. Borrowings under the PSF Loan Agreement are secured by a security interest in, and mortgages on, substantially all of the inventory, breeding stock and receivables of PSF, as well as the PSF production and processing facilities in Missouri and North Carolina. At March 31, 2007, PSF had no borrowings outstanding under the revolving credit facility, $13.1 million in letters of credit and $161.9 available for borrowing. It had $125 million outstanding under the term facility. All borrowings under the revolving credit facility mature in 2010. The term loan matures in 2015. We agreed to repay amounts borrowed under the PSF Loan Agreement earlier than such maturity dates in connection with PSF acquisition. Amounts borrowed under the PSF Loan Agreement bear interest at variable rates based on either the agent’s base rate or LIBOR, plus an applicable margin. PSF entered into an interest rate swap to convert the variable rate on the $125 million term loan to a fixed rate. The PSF Loan Agreement contains both positive and negative covenants similar to those in our U.S. Revolver, including a limit on the amount of cash dividends that PSF may pay. In April 2007, PSF received a waiver and consent under the PSF Loan Agreement to allow the merger transaction with our subsidiary to take place. As set forth in “Use of Proceeds,” we intend to repay all amounts outstanding under the PSF Loan Agreement from our U.S. Revolver prior to the completion of this offering and terminate that facility. After that, we expect to provide working capital for PSF’s operations from our cash flow from operations and the U.S. Revolver.

Guarantees

As part of our business, we are a party to various financial guarantees and other commitments. As of January 28, 2007, we had guarantees for the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations as of that date were: $92.0 million of debt borrowed by one of our Mexican joint ventures, Agroindustrial del Noroeste, S. de R. L. de C. V. (Norson); and up to $3.5 million of liabilities with respect to currency swaps executed by one of our Mexican joint ventures, Granjas Carroll de Mexico. The covenants in the guarantee relating to Norson’s debt incorporate our covenants under the U.S. Revolver.

DESCRIPTION OF NOTES

We will issue the Notes under a senior indenture between us and U.S. Bank, as trustee (the “Trustee”) dated as of June     , 2007 (the “Original Indenture”) as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”, together with the Original Indenture, the “Indenture”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount, although the issuance of Notes in this offering will be limited to $500.0 million. We may issue an unlimited principal amount of additional Notes having identical terms and conditions as the Notes (the “Additional Notes”) and which will be deemed to be in the same series as the Notes offered hereby. We will only be permitted to issue such Additional Notes if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the Holders of the Notes.

This description of Notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of Notes is only a summary, you should refer to the Indenture for a complete description of our obligations and your rights. If the description of the Notes varies between this prospectus supplement and the “Description of Debt Securities” in the accompanying base prospectus, you should rely on the information contained in this prospectus supplement which supersedes the description in the accompanying base prospectus with respect thereto.

You will find the definitions of capitalized terms used in this description under the heading “Certain Definitions.” For purposes of this description, references to the “Company,” “we,” “our,” and “us” refer only to Smithfield Foods, Inc. and not to any of its subsidiaries.

General

The Notes.

The Notes:

•	are general unsecured, senior obligations of the Company;

•	are limited to an aggregate principal amount of $500.0 million, subject to our ability to issue Additional Notes;

•	mature on , 2017;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-entry; Settlement and Clearance;”

•	rank equally in right of payment to any existing and future senior Indebtedness of the Company;

•	are not guaranteed by any Subsidiaries of the Company; and

•	do not entitle the Holders to any mandatory redemption or sinking fund payments.

Interest.

Interest on the Notes will compound and:

•	accrue at the rate of % per annum;

•	accrue from the date of original issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on and , commencing on , 2007;

•	be payable to the Holders of record on the and immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes; Transfer and Exchange

We will pay principal of, premium, if any, and interest on the Notes, and the Notes may be exchanged or transferred, at the office or agency designated by the Company (which initially will be the corporate trust office of the Trustee), except that we may, at our option, pay interest on the Notes by check to Holders of the Notes at their registered address as it appears in the Note register. We will pay principal of, premium, if any, and interest on the Notes in global form registered in the name of or held by The Depositary Trust Company or its nominee in immediately available funds to The Depositary Trust Company or its nominee, as the case may be, as the registered holder of such global note. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional Redemption

Prior to                         , 2010 the Company may, upon not less than 30 nor more than 60 days’ notice, on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of             % of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the Notes remains outstanding after each such redemption; and

(2) the redemption occurs within 60 days after the closing of such Public Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

In the case of any partial redemption, the Trustee will select the Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and reasonable, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

No Sinking Fund or Redemption

Except as provided under the heading “Optional Redemption” above, the notes will not be redeemable at our option and will not be entitled to the benefit of any sinking fund.

Ranking

The Notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness of the Company that is expressly subordinated in right of payment to the Notes.

The Notes will rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated. The Notes will effectively rank junior to any Secured Indebtedness of the Company, to the extent of the assets securing such Indebtedness and to all existing and future obligations of Subsidiaries of the Company. In the event of bankruptcy, liquidation, reorganization or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Revolving Credit Facility, the Senior Secured Notes or other secured Indebtedness, the assets of the Company that secure such Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such Revolving Credit Facility, the Senior Secured Notes and other Secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

As of January 28, 2007, on a pro forma as adjusted basis the aggregate principal amount of indebtedness, including capital lease obligations, of Smithfield Foods, Inc. was approximately $3,172.6 million, of which $923.0 million was secured indebtedness, consisting of $101.3 million of private placement notes, $724.4 million of credit facility borrowings and $97.3 million of other subsidiary debt. As of January 28, 2007, the aggregate principal amount of indebtedness of our subsidiaries consisted of $322.8 million of loans outstanding under our European Revolver and $407.4 million of other subsidiary debt, excluding capital lease obligations and guarantees of the Revolving Credit Facility and the Senior Secured Notes.

The Notes are not guaranteed by our subsidiaries. As a result, the Notes are structurally junior to the obligations and liabilities of our subsidiaries.

For a discussion of our outstanding Company and Subsidiary Indebtedness, please see “Capitalization” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our quarterly report on Form 10-Q for the 39 weeks ended January 28, 2007. The ability of our Subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our Subsidiaries may become a party. We may not be able to comply with the provision of the Notes that provides that upon a Change of Control each Holder may require us to repurchase all or a portion of the Notes.

Change of Control

Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder will have the right to require us to repurchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date):

(i) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the fair market value of our assets on a consolidated basis, in one transaction or a series of related transactions, to any Person or Persons other than the Company or one or more of our Restricted Subsidiaries;

(ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire within one year), directly or indirectly, of more than 50% of our Voting Stock (or our successor by merger, consolidation or purchase of all or substantially all of our assets);

(iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(iv) the adoption of a plan relating to our liquidation or dissolution.

In the event that at the time of such Change of Control the terms of any Indebtedness restrict or prohibit the repurchase of Notes as described in the immediately following paragraph, then the Indenture requires that prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, we shall either (i) repay in full all such Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer or (ii) obtain the requisite consent under the agreements governing such Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph. We will first comply with the requirement described in the preceding sentence before we will be required to make the Change of Control Offer or to purchase the Notes pursuant to the provisions described herein; provided that such compliance will not extend the time periods set forth in the Indenture for us to make an offer to repurchase the Notes in connection with a Change of Control.

Within 30 days following any Change of Control, we must mail a notice (the “Change of Control Offer”) to each Holder with a copy to the Trustee stating such: (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a Regular Record Date to receive interest on the relevant Interest Payment Date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); (4) that any Note not tendered will continue to accrue interest pursuant to its terms; (5) that, unless we default in the payment of the purchase price, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date; and (6) the instructions determined by us consistent with the “Change of Control” covenant that a Holder must follow in order to have its Notes purchased or to cancel a previous order of purchase.

On or before the Change of Control Payment Date, we must: (i) accept for payment Notes or portions of Notes tendered pursuant to the Change of Control Offer; (ii) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions of Notes accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions of Notes so accepted together with an Officers’ Certificate specifying the Notes or portions of Notes accepted for payment by us. The Paying Agent shall promptly mail, to the Holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of the “Change of Control” covenant of the Indenture, the Trustee shall act as Paying Agent.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the “Change of Control” covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the “Change of Control” covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our Indenture obligations.

The Change of Control purchase feature is a result of negotiations between us and the underwriters. We have no present plans to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

If we are unable to repay all of our Indebtedness that would prohibit repurchase of the Notes or are unable to obtain the consents of the holders of our Indebtedness, if any, outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then we will have breached the “Change of Control” covenant of the Indenture. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to us by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by us to repurchase Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements.

The occurrence of a Change of Control would constitute a default under the Revolving Credit Facility. In addition, certain events that may constitute a Change of Control under the Revolving Credit Facility and cause a default thereunder may not constitute a Change of Control under the Indenture. Furthermore, we are required upon the occurrence of certain change of control events (including but not limited to, certain events which would constitute a Change of Control) to make an offer to repurchase the 2004 Senior Notes, the 2003 Senior Notes, 2001 Senior Notes, the 1998 Notes and the Senior Secured Notes. Our future Indebtedness and that of our Subsidiaries may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the 1998 Notes or the Senior Secured Notes could cause a default under agreements evidencing such Indebtedness, even if the Change of Control itself does not, due to the financial effect on us of such repurchase. Finally, our ability to pay cash to the Holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases of either of the Notes or of any Indebtedness outstanding that would prohibit such a Note repurchase.

The definition of “Change of Control” (see clause (i) of such definition) includes a disposition of all or substantially all of our property and assets and our Subsidiaries. With respect to the disposition of property or assets, the phrase “all or substantially all” as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether we would be required to make an offer to repurchase the Notes as described above.

None of the provisions of the Indenture relating to a purchase of the Notes upon a Change of Control is waivable by our Board of Directors. Without the consent of each affected Noteholder, after the mailing of the notice of a Change of Control Offer, no amendment of the Indenture may, directly or indirectly, affect our obligation to consummate a Change of Control Offer or waive any default in the performance of our obligations relating to such offer or modify any of the provisions of the definitions relating to such offer.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) We will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that we and our Restricted Subsidiaries may Incur Indebtedness if on the date of the Incurrence of such Indebtedness the Consolidated Coverage Ratio would be equal to or greater than 2.00:1.00.

(b) Notwithstanding the foregoing paragraph (a), we and our Restricted Subsidiaries, as set forth below, may Incur the following Indebtedness:

(i) (A) Indebtedness of the Company Incurred pursuant to the Revolving Credit Facility and (B) the Incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is nonrecourse to us or any of our Subsidiaries (except for Standard Securitization Undertakings) in an aggregate principal amount for Indebtedness Incurred under clauses (A) and (B) and outstanding at any one time, not to exceed the greater of (x) $1,750.0 million, less the aggregate amount of all repayments of principal actually made under the Revolving Credit Facility since the Issue Date with Net Available Cash from Asset Dispositions pursuant to clause (a)(iii)(A) of the covenant described under “—Limitation on Sales of Assets” and (y) the Borrowing Base;

(ii) the incurrence of Indebtedness represented by the Notes issued on the Issue Date;

(iii) Indebtedness (A) of the Company to any Wholly-Owned Subsidiary and (B) of any Restricted Subsidiary to us or any other Wholly-Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or a Wholly-Owned Subsidiary) will be deemed, in each case, an Incurrence of Indebtedness by us or such Restricted Subsidiary, as the case may be;

(iv) any Indebtedness (other than the Indebtedness described in clauses (i) or (iii) above) outstanding on the Original Issue Date, including the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the 1998 Notes and the Senior Secured Notes then in existence and the Guarantees related thereto, and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or paragraph (a);

(v) Indebtedness represented by the Subsidiary Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i) above;

(vi) Indebtedness in respect of performance, surety or appeal bonds provided in the ordinary course of business;

(vii) Indebtedness under Hedging Obligations; provided, however, that such Hedging Obligations are entered into for bona fide hedging purposes of us or any Restricted Subsidiary in the ordinary course of business;

(viii) Indebtedness (in addition to Indebtedness described in clauses (i) and (iv)) of the Company or any Restricted Subsidiary attributable to Capitalized Lease Obligations, or Incurred to finance the acquisition, construction or improvement of fixed or capital assets, or constituting Attributable Debt in respect of Sale/Leaseback Transactions, in an aggregate principal amount at any time outstanding, since the Issue Date, together with any Refinancing Indebtedness, not in excess of $75.0 million;

(ix) Indebtedness of a Restricted Subsidiary issued and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by us (other than Indebtedness Incurred (A) as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us or (B) otherwise in connection with, or in contemplation of, such acquisition) and any Refinancing Indebtedness with respect thereto; provided, however, that on the date of any such acquisition of a Restricted Subsidiary, we shall have been able to Incur at least an additional $1.00 of Indebtedness under paragraph (a) above after giving effect to such acquisition; and

(x) Indebtedness (in addition to Indebtedness described in clauses (i)-(ix)) in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (x) since the Issue Date and then outstanding, together with any Refinancing Indebtedness, will not in the aggregate exceed $75.0 million.

(c) Notwithstanding the foregoing, we will not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Indebtedness unless such Indebtedness (i) will be subordinated to the Notes to at least the same extent as such Subordinated Indebtedness and (ii) will not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded.

(d) No Subsidiary Guarantor will incur any indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Indebtedness of such Subsidiary Guarantor unless such Indebtedness will be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Indebtedness.

(e) We will not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, if any such Indebtedness ceases to be Non-Recourse Indebtedness, such event shall be deemed to constitute an Incurrence of Indebtedness by us or a Restricted Subsidiary.

(f) For purposes of determining compliance with this “—Limitation on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, we, in our sole discretion, shall classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses. All Indebtedness outstanding on the Issue Date under the Revolving Credit Facility shall be deemed initially Incurred on the Issue Date under clause (i) of the second paragraph of this covenant.

(g) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

(a) We will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of our or its Capital Stock, as applicable, (including any payment in connection with any merger or consolidation involving us) except (x) dividends or distributions payable solely in our or its Capital Stock, as applicable, (other than Disqualified Stock) and (y) dividends or distributions payable to us or any of our Subsidiaries (and, if such Subsidiary is not directly or indirectly owned 100% by us, to our other stockholders on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any of our Capital Stock or Capital Stock of any Restricted Subsidiary held by Persons other than us or any of our Subsidiaries, (iii) purchase, repurchase, redeem, prepay interest, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness or Guarantor Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness or Guarantor Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (iv) make any Restricted Investment in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment referred to in clauses (i) through (iv) being herein referred to as a “Restricted Payment”) if at the time we or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result from the Restricted Payment);

(2) we could not Incur at least an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a resolution of our Board of Directors) declared or made subsequent to August 4, 2004 would exceed the sum of:

(A) $300.0 million;

(B) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) commencing on August 4, 2004 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available (but in no event ending more than 135 days prior to the date of such Restricted Payment) (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(C) the aggregate Net Cash Proceeds received by us from the issuance or sale of our Capital Stock (other than Disqualified Stock) or other cash capital contributions subsequent to August 4, 2004 (other than an issuance or sale to a Subsidiary of ours and other than an issuance or sale to an employee stock ownership plan or other trust established by us or any of our Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which we or any Restricted Subsidiary is the lender or is liable as guarantor or otherwise);

(D) the fair market value (as determined in good faith by our Board of Directors) of shares of our Qualified Stock issued to acquire Additional Assets from a third party;

(E) the sum of (i) the amount by which our Indebtedness is reduced on our balance sheet upon the conversion or exchange (other than by a Subsidiary of ours) subsequent to August 4, 2004, of any Indebtedness of ours or our Restricted Subsidiaries convertible or exchangeable for our Capital Stock (other than Disqualified Stock) (less the amount of any cash or other property (other than Capital Stock) distributed by us upon such conversion or exchange) and (ii) the aggregate Net Cash Proceeds received by us (less any contingent amounts that we may be required to refund or return) upon the conversion or exchange (other than by a Subsidiary of ours) subsequent to August 4, 2004 of any Indebtedness of ours or our Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock);

(F) the amount equal to the net reduction in Investments since August 4, 2004 in Unrestricted Subsidiaries resulting from (i) repayments of loans or advances or other transfers of assets to us or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by us or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was treated as a Restricted Payment (and, with respect to clauses (i) and (ii), without duplication of any amounts included in Consolidated Net Income); and

(G) to the extent that any Restricted Investment that was made after August 4, 2004 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the net proceeds of such sale, liquidation or repayment and (y) the net book value of such Restricted Investment.

(b) So long as there is no Default or Event of Default continuing, the provisions of the foregoing paragraph (a) will not prohibit:

(i) any purchase, defeasance or redemption of our Capital Stock or Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of,

our Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to one of our Subsidiaries or an employee stock ownership plan or other trust established by us or any of our Subsidiaries for the benefit of their employees to the extent the purchase by such plan or trust is financed by Indebtedness by such plan or trust and for which we or any Restricted Subsidiary is the lender or is liable as a guarantor or otherwise); provided, however, that (A) such purchase, defeasance or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale of Capital Stock shall be excluded in calculations under clause (3)(B) of paragraph (a);

(ii) any purchase, defeasance or redemption of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Subordinated Indebtedness that is Refinancing Indebtedness; provided, however, that (A) such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so purchased or redeemed and (B) such purchase, defeasance or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments;

(iii) the repurchase, redemption or other acquisition or retirement for value of our Subordinated Indebtedness or Guarantor Subordinated Indebtedness of any of our Restricted Subsidiaries pursuant to a “change of control” or “asset sale” covenant set forth in the indenture pursuant to which the same is issued and such “change of control” and “asset sale” covenants are substantially identical in all material respects to the comparable provisions included in the Indenture; provided that such repurchase, redemption or other acquisition or retirement for value shall only be permitted if all of the terms and conditions in such provisions have been complied with and such repurchases, redemptions or other acquisitions or retirements for value are made in accordance with such indenture pursuant to which the same is issued and provided further that we have repurchased all Notes required to be repurchased by us pursuant to the terms and conditions described under the caption “Change of Control” or “Certain Covenants—Limitation on Sales of Assets,” as the case may be, prior to the repurchase, redemption or other acquisition or retirement for value of such Subordinated Indebtedness or Guarantor Subordinated Indebtedness pursuant to the “change of control” or “asset sale” covenant included in such indenture; provided that such repurchase, redemption or other acquisition shall be excluded in subsequent calculations of the amount of Restricted Payments;

(iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with paragraph (a); provided, however, that such dividend shall be included in subsequent calculations of the amount of Restricted Payments;

(v) any repurchase of an Equity Interest deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; provided that such repurchases shall be excluded in subsequent calculations of the amount of Restricted Payments; or

(vi) Permitted Employee Payments in an aggregate amount not in excess of $5.0 million since August 4, 2004; provided, however, that such payments shall be included in the calculation of Restricted Payments.

Limitation on Sale/Leaseback Transactions

We will not, and will not permit any of our Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

(1) we or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/Leaseback Transaction at least equal to the fair market value (as determined by two of our Officers and set forth in an Officers’ Certificate delivered to the Trustee) of the property subject to such transaction;

(2) we or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Debt in respect of such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness”;

(3) we or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction without securing the Notes by the covenant described under “—Limitation on Liens”; and

(4) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “—Limitation on Sales of Assets” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

Limitation on Restrictions on Distributions From Restricted Subsidiaries

We will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on our Capital Stock or pay any Indebtedness or other obligations owed to us or any other Restricted Subsidiary, (ii) make any loans or advances to us or any other Restricted Subsidiary or (iii) transfer any of its property or assets to us or any other Restricted Subsidiary, except:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including pursuant to the Indenture, the Revolving Credit Facility and the Senior Secured Notes then in existence;

(2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by us (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us) and outstanding on such date;

(3) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Holders of the Notes taken as a whole than the original encumbrances and restrictions contained in such agreements;

(4) in the case of clause (3) above, any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, any property or assets of ours or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements and (D) ordinary course provisions restricting the assignability of contracts;

(5) any restriction with respect to us or a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of ours or such Restricted Subsidiary pending the closing of such sale or disposition;

(6) restrictions created in connection with a Qualified Receivables Transaction that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; and

(7) any restriction by operation of applicable law.

Limitation on Sales of Assets

(a) We will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) we or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition (as determined in good faith by our management, or if such Asset Disposition involves consideration in excess of $20.0 million, by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee), (ii) at least 75% of the consideration thereof received by us or such Restricted Subsidiary is in the form of cash and/or Cash Equivalents (except such requirement of cash and/or Cash Equivalents shall not apply to any property, plant, equipment or other facility closed and designated as unused, idle or obsolete by either Senior Management or by resolution of the Board of Directors, and in either case set forth in an Officers’ Certificate delivered to the Trustee) and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by us (or such Restricted Subsidiary, as the case may be) as follows: (A) first, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Indebtedness (other than Disqualified Stock or Subordinated Indebtedness) (and to correspondingly reduce commitments with respect thereto) within 365 days after the date of such Asset Disposition; (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent we or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary) within 365 days from the date of such Asset Disposition; provided, that, at our option, to the extent that we or such Restricted Subsidiary has (x) at or before the consummation of an acquisition of Additional Assets, announced its intention to make an Asset Disposition in connection with such acquisition (an “Announced Asset Disposition”) and (y) consummated such acquisition of Additional Assets during the period 6 months prior to the consummation of the Announced Asset Disposition, then we or such Restricted Subsidiary may deem the Net Available Cash from such Announced Asset Disposition to be reinvested for purposes of determining compliance with this clause (B) to the extent of the investment in such Additional Assets; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to purchase Notes and Pari Passu Indebtedness (including, without limitation, the 2004 Senior Notes, the 2003 Senior Notes and the 2001 Senior Notes) with similar asset sale provisions, pro rata at 100% of the tendered principal amount thereof (or 100% of the accreted value of such other Pari Passu Indebtedness so tendered, if such Pari Passu Indebtedness was offered at a discount) plus accrued and unpaid interest, if any, thereon to the purchase date and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any corporate purpose; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, we or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this “Limitation on Sales of Assets” covenant, we and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not yet applied in accordance with this “Limitation on Sales of Assets” covenant exceeds $10.0 million.

For the purposes of this covenant, the following are deemed to be cash: (x) the assumption of our Indebtedness (other than Disqualified Stock or our Subordinated Indebtedness) or any Restricted Subsidiary and the release of us or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, (y) securities received by us or any Restricted Subsidiary from the transferee that are converted within 30 days by us or such Restricted Subsidiary into cash and (z) any Designated Non-cash Consideration received by the Company or any of the Restricted Subsidiaries in such Asset Disposition having an aggregate fair market value (as determined in good faith by our management, or if such Asset Disposition involves consideration in excess of $20.0 million, by a resolution of the Board of Directors), taken together with all other Designated Non-cash Consideration pursuant to this clause (z) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value). Upon the completion of the application of the Net Available Cash from any Asset Disposition pursuant to this paragraph (a) above, the amount of Net Available Cash attributable to such Asset Disposition shall be deemed to be zero.

(b) In the case of clause (B) above, a binding commitment shall be treated as a permitted application of the Net Available Cash from the date of such commitment; provided that (A) such Net Available Cash is applied to acquire Additional Assets within 540 days of the Asset Disposition and (B) in the event such binding commitment is later canceled or terminated for any reason before such Net Available Cash is so applied, the Company or such Restricted Subsidiary may satisfy its obligations as to any Net Available Cash by entering into another binding commitment within 90 days of such cancellation or termination of the prior binding commitment or termination of the prior binding commitment and applying the Net Available Cash within 180 days of such subsequent binding commitment; provided further that the Company or such Restricted Subsidiary may only enter into such a commitment under the foregoing provision one time with respect to each Asset Disposition.

(c) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), we will be required to apply such Excess Proceeds (as defined below) to the repayment of the Notes and any other Pari Passu Indebtedness (including, without limitation, the 2004 Senior Notes, the 2003 Senior Notes and the 2001 Senior Notes) outstanding with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from any Asset Disposition as follows: (A) we will make an offer to purchase (an “Offer”) within ten days of such time from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the “Note Amount”) equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness and (B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness, we will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a “Pari Passu Offer”) in an amount equal to the excess of the Excess Proceeds over the Note Amount at a purchase price of 100% of their principal amount plus accrued and unpaid interest (or 100% of the accreted value of such Pari Passu Indebtedness, if such Pari Passu Indebtedness was offered at a discount) to the purchase date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture with respect to the Offer and in the documentation governing such Pari Passu Indebtedness with respect to the Pari Passu Offer. If the aggregate purchase price of the Notes tendered pursuant to the Offer and Pari Passu Offer is less than the Excess Proceeds, the remaining Excess Proceeds will be available to us for use in accordance with clause (a)(iii)(D) above. We shall not be required to make an Offer for Notes pursuant to the “limitation on sales of assets” covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (a)(iii)(A) and (a)(iii)(B) above) (“Excess Proceeds”) is less than $10.0 million (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(d) We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this “Limitation on Sales of Assets” covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the “Limitation on Sales of Assets” covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described under this paragraph (c).

Limitation on Transactions with Affiliates

(a) We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of transactions (including the purchase, sale, lease or exchange of any property or assets or the rendering of any service or the making of any Investment) with any Affiliate of us (an “Affiliate

Transaction”) on terms (i) that are less favorable to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, are not in writing and have not been approved or negotiated and entered into on behalf of us or such Restricted Subsidiary by Senior Management acting pursuant to authorizing resolutions adopted by a majority of the members of the Board of Directors or by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above). In addition, any Affiliate Transaction involving aggregate payments or other transfers by us and our Restricted Subsidiaries in excess of $20.0 million will also require an opinion from an independent investment banking firm or appraiser, as appropriate, of national prominence, to the effect that the terms of such transaction are either (i) no less favorable to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s length dealings with a Person who is not an Affiliate or (ii) fair to us or such Restricted Subsidiary, as the case may be, from a financial point of view.

(b) The provisions described in the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment or Permitted Investment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments,” (ii) the performance of our or our Restricted Subsidiary’s obligations under any collective bargaining agreement, employee benefit plan, related trust agreement or any other similar arrangement heretofore or hereafter entered into in the ordinary course of business, (iii) payment of reasonable fees and compensation to employees, officers or directors as determined in good faith by our Board of Directors or Senior Management (including indemnification to the fullest extent permitted by applicable law, directors’ and officers’ insurance and similar arrangements, employment contracts, non-competition and confidentiality agreements and similar instruments or payments) and entered into in the ordinary course of business, (iv) maintenance in the ordinary course of business of reasonable benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, SERPs, split-dollar life insurance plans, deferred compensation plans, and retirement or savings plans and similar plans as determined in good faith by our Board of Directors or Senior Management, (v) any transaction between us and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries, (vi) transactions effected as part of a Qualified Receivables Transaction, (vii) any issuance by us of Capital Stock (other than Disqualified Stock) or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans to the extent reasonable, as determined in good faith by our Board of Directors in the ordinary course of business, and loans or advances to employees in the ordinary course of business of us or our Restricted Subsidiaries consistent with past practices, (viii) transactions with customers, suppliers, or purchasers or sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to us or the Restricted Subsidiaries or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated third party, in the reasonable determination of our Board of Directors or Senior Management, and (ix) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect).

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

We (i) will not, and will not permit any Restricted Subsidiary to, transfer, convey, lease, sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary to any Person (other than to us or a Wholly Owned Subsidiary), and (ii) will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock (other than directors’ qualifying shares) to any Person (other than to us or a Wholly Owned Subsidiary); provided, however, that (i) we are permitted to sell all the Capital Stock of a Restricted Subsidiary as long as we are in compliance with the terms of the covenant described under “—Limitation on Sales of Assets” and (ii) we are permitted to sell less than all of the Capital Stock of a Restricted Subsidiary if (A) immediately after giving effect to such sale such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such sale would have been permitted to be made under “—Limitation on Restricted Payments” covenant if made on the date of such issuance or sale and (B) we are in compliance with the terms of the covenant described under “—Limitation on Sales of Assets.”

Limitation on Liens

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness on any asset or property of ours or such Restricted Subsidiary, including any Guarantee of such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) or until such time as such obligations are no longer secured by a Lien.

The Indenture will provide that no Subsidiary Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Indebtedness of such Subsidiary Guarantor on any asset or property of such Subsidiary Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Subsidiary Guarantee of such Subsidiary Guarantor is equally and ratably secured with the obligations so secured (or senior to, in the event the Lien relates to Guarantor Subordinated Indebtedness) or until such time as such obligations are no longer secured by a Lien.

Notwithstanding the foregoing, Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity incurred in connection with a Qualified Receivables Transaction will not require such equal and ratable security.

SEC Reports

Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we will file (if then permitted to do so) with the Securities and Exchange Commission and provide (whether or not so filed with the Securities and Exchange Commission) the Trustee and Noteholders and prospective Noteholders (upon request) within 15 days of the date of filing with the Securities and Exchange Commission or, if not filed, on the date that such reports would be required to be filed with the Securities and Exchange Commission if we were a reporting company, with the annual reports and the information, documents and other reports, which are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934; provided, however, that we shall provide one copy of the exhibits of the foregoing to the Trustee and shall (upon request) provide additional copies of such exhibits to any Noteholder or prospective Noteholder. We will also comply with the other provisions of TIA §314(a).

Limitation on Issuance of Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Indenture will provide that we will not permit any Restricted Subsidiary to Guarantee the payment of any Indebtedness of ours or any Indebtedness of any other Restricted Subsidiary unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary (a “Subsidiary Guarantee”) except that with respect to a guarantee of Indebtedness of the Company if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Subsidiary Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such Subsidiary Guarantee has been duly executed and authorized and (B) such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not become applicable to any Guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or (y) that Guarantees the payment of obligations of the Company or any Restricted Subsidiary for Indebtedness having a maturity of less than 365 days or under the Revolving Credit Facility or the Senior Secured Notes or Indebtedness incurred after the Issue Date with similar terms (other than interest rates and maturity), provisions and covenants as the Senior Secured Notes and such Indebtedness is secured by a Lien Incurred exclusively under clause (18) of the definition of Permitted Liens and the principal amount of such Indebtedness in the aggregate does not exceed 20% of Total Assets and any refunding, refinancing or replacement thereof, in whole or in part; provided that such Indebtedness incurred under this clause (y) and any refunding, refinancing or replacement (1) does not constitute Subordinated Indebtedness or (2) is not incurred pursuant to a registered offering of securities under the Securities Act of 1933 or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act of 1933, which private placement provides for registration rights under the Securities Act of 1933 (any guarantee excluded by operations of this clause (2) being an “Excluded Guarantee”).

(b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer (whether by way of merger, consolidation or otherwise in accordance with “—Limitation on Sales of Assets”), to any Person not an Affiliate of the Company, of all of the Company’s Capital Stock in, or all or substantially all the assets of such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee or (iii) such Restricted Subsidiary is designated an Unrestricted Subsidiary of the Company in accordance with the terms of the Indenture by the Company’s Board of Directors.

Limitation on Lines of Business

We will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Effectiveness of Covenants

The covenants described under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions From Restricted Subsidiaries,” “—Limitation on Sales of Assets,” “—Limitation on Transactions with Affiliates,” “—Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries,” “—SEC Reports,” “—Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries” and “—Limitation on Lines of Business” (the “Suspended Covenants”) will no longer be in effect upon our reaching Investment Grade Status.

Merger and Consolidation

The Company will not, in a single transaction or series of related transactions, consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any Person nor permit any Person to merge with or into the Company, unless: (i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately before and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; (iv) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (i) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes; and (v) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Subject to paragraph (b) of “—Limitation on Issuance of Guarantees of Indebtedness by Restricted Subsidiaries,” each Subsidiary Guarantor will not, in a single transaction or series of related transactions, consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any Person nor permit any Person to merge with or into such Subsidiary Guarantor, unless, (i) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Guarantor (if not the Subsidiary Guarantor) will expressly assume in writing all the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee; (ii) immediately before and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Guarantor or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under “—Limitation on Indebtedness”; (iv) each other Subsidiary Guarantor shall have delivered a written instrument in form and substance satisfactory to the Trustee confirming its Subsidiary Guarantee; and (v) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such assumption of the Subsidiary Guarantee, if applicable, comply with the Indenture. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of such Subsidiary Guarantor, the Capital Stock of which constitutes all or substantially of all of the properties and assets of such Subsidiary Guarantor, shall be deemed to be the transfer of all or substantially all of the properties and assets of such Subsidiary Guarantor.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes. Solely for the purpose of computing amounts described in clause 3(B) of “—Limitation on Restricted Payments,” the Successor Company shall only be deemed to have succeeded and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

Notwithstanding the foregoing clauses (ii) and (iii) of the first paragraph of this covenant, (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (2) the Company may merge with an Affiliate incorporated exclusively for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

Events of Default

An Event of Default is defined in the Indenture as (i) a default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon required repurchase, upon declaration or otherwise, (ii) a default in any payment of interest on any Note when due, continued for 30 days, (iii) the failure by the Company or any Subsidiary Guarantor to comply with its obligations under the covenant described under “—Merger and Consolidation” above, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under “—Change of Control” or “—Certain Covenants” above (in each case, other than a failure to purchase Notes), (v) a default by the Company in the performance of or a breach by the Company of any other covenant or agreement of the Company in the Indenture or under the Notes and such default continues for a period of 60 consecutive days after receipt by the Company of notice of such default or breach, (vi) the failure by any Subsidiary Guarantor that is a Significant Subsidiary (if any) to comply with its obligations under any Subsidiary Guarantee to which such Subsidiary Guarantor is a party, after any applicable grace period, (vii) the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof if the total amount of such Indebtedness unpaid or accelerated exceeds $25.0 million or its foreign currency equivalent (the “cross acceleration provision”), (viii) certain events of bankruptcy, insolvency or reorganization, whether voluntary or involuntary, of the Company or a Significant Subsidiary (the “bankruptcy provisions”), (ix) the rendering of any judgment or decree for the payment of money in excess of $25.0 million or its foreign currency equivalent in the aggregate for all such final judgments or orders against the Company or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged within ten days or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived, stayed or bonded (the “judgment default provision”), or (x) the failure of any Subsidiary Guarantee by a Subsidiary Guarantor (if any) which is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof) or the denial or disaffirmation by any such Subsidiary Guarantor of its obligations under any Subsidiary Guarantee if such Default continues for 30 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. In the event of a declaration of acceleration because an Event of Default set forth in clause (vii) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (vii) shall be remedied or cured by the Company and/or the relevant Significant Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary occurs and is continuing, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the

Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

The Company may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option. If the Company exercises its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its Covenant Defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (v), (vi), (vii), (viii) (with respect to Significant Subsidiaries), (ix) or (x) under “Events of Default” above or because of the failure of the Company to comply with clause (iii) or (iv) under “Merger and consolidation” above.

In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S.

Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the Notes and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and (vii) certain other customary conditions precedent are satisfied.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default (other than with respect to nonpayment) or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the principal amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon redemption or repurchase or change the time at which any Note may be redeemed or repurchased under “Optional Redemption,” “Change of Control” or “Certain Covenants—Limitations on Sales of Assets,” (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes, (vii) release any Subsidiary Guarantor (if any) from any of its obligations under its Subsidiary Guarantee or the Indenture, except in compliance with the terms thereof, or (viii) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions.

Without the consent of any Holder, the Company and Trustee may amend the Indenture to (i) cure any ambiguity, omission, defect or inconsistency, (ii) to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, (iii) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), (iv) to add Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accordance with the applicable provision of the Indenture, (v) to secure the Notes, (vi) to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company and (vii) to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the TIA.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

Concerning the Trustee

U.S. Bank is to be the Trustee under the Indenture and has been appointed by us as Registrar and Paying Agent with regard to the Notes. U.S. Bank (as successor to SunTrust Bank) also serves as the trustee under the indentures relating to our 2004 Senior Notes, 2003 Senior Notes, 2001 Senior Notes, and 1998 Notes.

The corporate trust office of the Trustee is 1349 W. Peachtree St. NW, Suite 1050, Atlanta, Georgia 30309.

Certain Definitions

“1998 Notes” means the Company’s 7 5/8% Senior Subordinated Notes due 2008.

“2001 Senior Notes” means the Company’s 8% Senior Notes due 2009.

“2003 Senior Notes” means the Company’s 7 3/4% Senior Notes due 2013.

“2004 Senior Notes” means the Company’s 7% Senior Notes due 2011.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means: (i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is or will thereupon become a Restricted Subsidiary; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person, (ii) any Person who is a director or officer (a) of such Person, (b) of any Subsidiary of such Person or (c) of any Person described in clause (i) above and (iii) any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to clauses (i) and (ii). For the purposes of this definition, “control” when used with respect to any

Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

“Asset Disposition” means any sale, lease, transfer or other issuance or disposition (or series of related sales, leases, transfers, issuance or dispositions that are part of a common plan) of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a sale and leaseback, merger, consolidation or similar transaction, but excluding any disposition by means of any pledge of assets or stock by the Company or any of its Subsidiaries otherwise permitted under the Indenture, and any transaction or series of related transactions from which the Company or any of its Subsidiaries receives an aggregate consideration of less than $500,000) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary, (ii) a disposition of assets held for resale in the ordinary course of business, (iii) the sale of Temporary Cash Investments in the ordinary course of business, (iv) the sale or other disposition of damaged, worn, unneeded or obsolete equipment in the ordinary course of business, (v) for purposes of the covenant described under “—Limitation on Sales of Assets” only, a disposition subject to the covenant described under “—Limitation on Restricted Payments,” (vi) the sale of other assets so long as the fair market value of the assets disposed of pursuant to this clause (vi) does not exceed $2.0 million in the aggregate in any fiscal year and $10.0 million in the aggregate prior to                 , 2017, (vii) any disposition of assets pursuant to and in accordance with the provisions described under “Merger and Consolidation” and/or “Change of Control”, (viii) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute Additional Assets or an Investment in a Permitted Joint Venture that in each case complies with the “—Limitation on Restricted Payments” and (ix) sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors with respect to the relevant matter.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of a company to have been duly adopted by the Board of Directors of such company and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (i) 80% of the net book value of the Company’s and its Restricted Subsidiaries’ accounts receivable at such date and (ii) 80% of the net book value of the Company’s and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City or Atlanta, Georgia.

“Capital Stock” of any Person means (i) with respect to any Person that is a corporation, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Common Stock or Preferred Stock, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person but in each case excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and the commercial paper of the holding company of which is rated at least “A-1” or the equivalent thereof by S&P or “P-1” or the equivalent thereof by Moody’s, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated “A-1” or the equivalent thereof by S&P or “P-1” or the equivalent thereof by Moody’s and in each case maturing within one year after the date of acquisition thereof, (v) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(iv) above.

“Change of Control” means the occurrence of any of the following events:

(1) any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the fair market value of the assets of the Company on a consolidated basis, in one transaction or a series of related transactions, to any Person or Persons other than the Company or one or more of its Restricted Subsidiaries;

(2) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire within one year), directly or indirectly, of more than 50% of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets);

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(4) the adoption of a plan relating to the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available to (ii) Consolidated Interest Expense of the Company and its Restricted Subsidiaries for such four consecutive fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

(2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any Investment in a Restricted Subsidiary or any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness and including the pro forma expenses and cost reductions calculated on a basis consistent with Regulation S-X of the Securities Act of 1933) as if such Investment or acquisition occurred on the first day of such period and without regard to clause (ii) of the definition of Consolidated Net Income and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

“Consolidated Interest Expense” means, for any period, the total consolidated cash and non-cash interest expense (excluding capitalized interest) of the Company and its Restricted Subsidiaries, determined in accordance with GAAP, plus, to the extent incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and imputed interest with respect to Attributable Debt, (ii) amortization of debt discount and debt issuance cost (other than those debt discounts and debt issuance costs incurred with respect to the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, the 1998 Notes and on the Issue Date), (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers’ acceptance financing, (vi) interest actually paid by the Company or any Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (or minus net gains associated with Hedging Obligations), (viii) the product of (A) Preferred Stock dividends in respect of all Preferred Stock of Restricted Subsidiaries and Disqualified Stock of the Company held by Persons other than the Company or a Wholly-Owned Subsidiary multiplied by (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Company, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust and (x) Receivables Fees. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, without duplication, the consolidated net income (loss) of the Company and its Restricted Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clauses (iii) through (vi) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(ii) any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clauses (iii) through (vi) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income,

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or its Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person, provided that this clause (iii) shall not be applicable with respect to calculating the amount of Consolidated Net Income in clause (a)(3)(B) of “—Limitation on Restricted Payments,”

(iv) any extraordinary gain or loss,

(v) the cumulative effect of a change in accounting principles, and (vi) for purposes of clause (a)(3)(B) of “—Limitation on Restricted Payments,” amounts otherwise included in Consolidated Net Income that have the effect of reducing the aggregate amount of Investments under clause (viii) of the definition of Permitted Investments.

“Corporate Trust Office” means the principal office of the Trustee at which, at any particular time, its corporate trust business shall be administered, which office at the date hereof is located at 1349 W. Peachtree St. NW, Suite 1050, Atlanta, Georgia 30309, or such other address as the Trustee may designate from time to time by notice to the Company or the principal corporate office of any successor trustee (or such other address as a successor trustee may designate from time to time by notice to the Company).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Securities” means certificated securities.

“Depositary” means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or one of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of Cash Equivalents received in connection with a subsequent sale of our collection on such Designated Non-cash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to 123 days after the Stated Maturity of the Notes; provided, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “Limitation on sales of assets” and “Change of control” covenants contained in the Indenture and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to in the “Limitation on Sales of Assets” and “Change of Control” covenants.

“EBITDA” means, for any period, the Consolidated Net Income for such period, plus, without duplication and to the extent deducted in calculating such Consolidated Net Income, (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization of intangibles and impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles,” and (v) other non-cash charges or non-cash losses (other than non-cash charges to the extent they represent an accrual of or reserve for cash charges in any future period or amortization of a prepaid expense that was paid in a prior period), less, without duplication, non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period); provided, that if any Restricted Subsidiary is not directly or indirectly owned 100% by the Company, EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the EBITDA attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding common Equity Interests of such Restricted Subsidiary not owned directly or indirectly by the Company on the last day of such period by the Company divided by (2) the total number of shares of outstanding common Equity Interests of such Restricted Subsidiary on the last day of such period.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Year” means the fiscal year of the Company ending on the Sunday closest to April 30 of each year or such other fiscal year as may be determined by the Company and the Board of Directors and of which the Trustee shall receive written notice pursuant to the Original Indenture.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other nonfinancial obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or such other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered in the Note Register.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money,

(ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i), (ii) and (v)) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit),

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in final service or taking final delivery and title thereto or the completion of such services,

(v) all Capitalized Lease Obligations and Attributable Debt of such Person,

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends),

(vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons,

(viii) all Indebtedness of other Persons to the extent Guaranteed by such Person, and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time).

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Limitation on Restricted Payments”, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith either by the Board of Directors or Senior Management.

“Investment Grade Status,” with respect to the Company, shall occur when the Notes receive a rating of “BBB-”or higher from S&P and a rating of “Baa3” or higher from Moody’s.

“Issue Date” means             , 2007.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof, any option or other agreement to sell, or any filing of, or any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including fees and expenses of counsel, accountants and investment bankers), and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition and (v) any portion of the purchase price from an Asset Disposition placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Disposition); provided, however, that upon the termination of such escrow, Net Available Cash shall be increased by any portion of funds therein released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support pursuant to any undertaking, agreement or instrument that would constitute Indebtedness or (b) is directly or indirectly liable and (ii) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Officer” means any one of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, any Vice President, the Treasurer, the Secretary or the Controller of the Company.

“Officers’ Certificate” means a certificate signed by two or more Officers; provided, however, that an Officers’ Certificate given pursuant to the Original Indenture shall be signed by any one of the principal executive officer, principal financial officer or principal accounting officer of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes.

“Permitted Employee Payments” means Restricted Payments by the Company or any Restricted Subsidiary in respect of (i) the repurchase of Capital Stock by the Company or any Restricted Subsidiary from an employee of the Company or any Restricted Subsidiary or their assigns, estates or heirs upon the death, retirement or termination of such employee or (ii) loans or advances to employees of the Company or any of its Subsidiaries made in the ordinary course of business.

“Permitted Holders” means Joseph W. Luter, III or any Person the majority of the equity interests of which is beneficially owned by Joseph W. Luter, III.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary, the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that the primary business of such Person is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) securities received as consideration in Asset Dispositions made in compliance with the covenant described under “—Limitation on Sales of Assets” with the exception of securities received as consideration for Asset Dispositions of any property, plant, equipment or other facility closed and designated in accordance with clause (a)(ii) of the “—Limitation on Sales of Assets” covenant; (vi) Investments in existence on the Issue Date (but not in excess of the amount of such Investments in existence on the Issue Date without giving effect to increases or decreases attributable to accounting for the net income of such Investments or subsequent changes in value); (vii) any Investment by the Company or a Wholly-Owned Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an Equity Interest and (viii) additional Investments in a Related Business since the Issue Date having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (viii) since the Issue Date that are at that time outstanding, not to exceed 20% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Joint Venture” means any Person in which the Company or a Restricted Subsidiary owns, directly or indirectly, an ownership interest (other than a Subsidiary) and whose primary business is related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries at the time of determination.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations of the Company under the Revolving Credit Facility and related Interest Rate Agreements and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of the Company under the Revolving Credit Facility permitted to be incurred under the Indenture in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $1,750.0 million and (y) the Borrowing Base;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business, provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (excluding Liens permitted under clause (1));

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Wholly Owned Subsidiary (other than a Receivables Entity);

(17) Liens securing the Notes and Subsidiary Guarantees;

(18) Liens securing Indebtedness incurred after the Issue Date and any Refinancing Indebtedness relating thereto (excluding any Liens securing any other Indebtedness Incurred after the Issue Date permitted under other clauses hereof) in an aggregate principal amount at any one time outstanding not to exceed 20% of Total Assets;

(19) Liens securing Refinancing Indebtedness (other than Liens Incurred under clauses (1) and (18) above) incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder; and

(20) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Public Equity Offering” means a public offering for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock made pursuant to a registration statement that has been declared effective by the SEC, other than public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified

Receivables Transaction to a Receivables Entity, which note shall be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Qualified Stock” means any Capital Stock that is not Disqualified Stock.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity, (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a Qualified Receivables Transaction or a factoring or similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Qualified Receivables Transaction, factoring agreement or other similar agreement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

“Recourse Indebtedness” means Indebtedness that is not Non-Recourse Indebtedness.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinances”, and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted by the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary (except that a Subsidiary Guarantor shall not refinance Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor)) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus fees, underwriting discounts, premiums, unpaid accrued interest and other costs and expenses incurred in connection with such Refinancing Indebtedness and (iv) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business which is the same as or related, complementary or ancillary to any of the businesses of the Company and its Restricted Subsidiaries on the Issue Date.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Revolving Credit Facility” means, collectively, (i) the Credit Agreement dated as of August 19, 2005 among the Company, the subsidiary guarantors party thereto, the lenders party thereto, the co-documentation agents party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, and as it may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original administrative agent and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original Revolving Credit Facility or one or more other credit or other agreements or indentures) and (ii) the Multicurrency Revolving Facility Agreement dated August 22, 2006 among the Company, Smithfield Capital Europe BV, the subsidiary guarantors party thereto, BNP Paribas and Société Generale Corporate & Investment Banking, as Arrangers, the lenders party thereto, and Société Generale as Agent and Security Agent, and as it may be amended, supplemented or modified from time to time and any renewal, increase, extension, refunding, restructuring, replacement or refinancing thereof (whether with the arrangers and lenders or another arranger or arrangers or one or more other lenders and whether provided under the original Revolving Credit Facility or one or more other credit or other agreements or indentures). The Credit Agreement dated as of August 19, 2005 replaced the Multi-Year Credit Agreement dated as of December 6, 2001 among the Company, the subsidiary guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank, as Administrative Agent.

“Sale/Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Custodian” means the custodian with respect to the Global Security (as appointed by the Depositary), or any successor Person thereto and shall initially be the Trustee.

“Senior Management” means with respect to the Company or any of its Subsidiaries, as the case may be, any one of the Chairman of the Board, the Chief Executive Officer, the President and the Chief Operating Officer or any combination of the foregoing.

“Senior Secured Notes” means collectively, the 7.89% Series I Senior Secured Notes due October 1, 2009, the Variable Rate Series J Senior Secured Notes due October 1, 2009, the 8.44% Series K Senior Secured Notes due October 1, 2009, the LIBOR Rate Series L Senior Secured Notes due October 1, 2009, each issued pursuant to the Second Amended and Restated Note Purchase Agreement, dated as of October 29, 2004, among the Company and each of the several purchasers named therein, as the same may be amended, supplemented or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that is a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

“S&P” means Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable transaction.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer, unless such contingency has occurred).

“Subordinated Indebtedness” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement including, in all respects, the 1998 Notes.

“Subsidiary” of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership or joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any Guarantee of the Notes that may from time to time be executed and delivered by a Restricted Subsidiary under the “—Limitations on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries” covenant.

“Subsidiary Guarantor” means any Subsidiary that has issued a Subsidiary Guarantee.

“Successor Company” shall have the meaning assigned thereto in clause (i) of under “Merger and Consolidation”.

“Successor Guarantor” shall have the meaning assigned thereto in clause (i) of under “Merger and Consolidation”.

“Temporary Cash Investments” means any of the following: (i) any Investment in direct obligations (x) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof or (y) of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” by S&P or “A-1” by Moody’s, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P, (v) Investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s and (vi) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any short-term successor rule) of the Securities and Exchange Commission, under the Investment Company Act of 1940, as amended.

“TIA” means the Trust Indenture Act of 1939, as amended.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the recent balance sheet of such Person.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means such successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the

Company or any Restricted Subsidiary (except a Restricted Subsidiary which upon such designation becomes an Unrestricted Subsidiary in accordance with the Indenture); provided that (i) such designation would be permitted under the “—Limitation on Restricted Payments” covenant described above, (ii) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Subsidiary (A) is Guaranteed by the Company or any Restricted Subsidiary, (B) is Recourse Indebtedness or (C) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and (iii) no default or event of default with respect to any Indebtedness of such Subsidiary would permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare such Indebtedness of the Company or any Restricted Subsidiary due and payable prior to its maturity. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of “—Limitation on Indebtedness” and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of an entity means all classes of Capital Stock of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, 80% or more of the Capital Stock of which (other than directors’ qualifying shares) is owned directly or indirectly by the Company.

BOOK-ENTRY; SETTLEMENT AND CLEARANCE

The Global Notes

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee).

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by the Company or the trustee pursuant to the indenture. Accordingly, each Person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until the Company issues the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•

all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

Book-entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation,

Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, trust companies and clearing companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This discussion summarizes the material U.S. federal income tax considerations relating to the notes applicable to Non-U.S. Holders (as defined below). This discussion is based on interpretations of the Internal Revenue Code of 1986, as amended, (the Code) Treasury regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This discussion does not deal with all of the U.S. federal income tax consequences that may be relevant to particular investors who are not Non-U.S. Holders or to investors subject to special treatment under U.S. federal income tax laws, nor does it deal with the tax consequences under the laws of any foreign, state or local taxing jurisdictions. Accordingly, prospective investors are urged to consult their own tax advisers with respect to the U.S. federal, state and local tax consequences of investing in the notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of the notes that is, for U.S. federal income tax purposes:

•	a nonresident alien individual (but not a United States expatriate),

•	a foreign corporation other than a controlled foreign corporation or a passive foreign investment company,

•	an estate whose income is not subject to U.S. federal income tax on a net income basis, or

•

a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States person has the authority to control all of its substantial decisions.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon that status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisers.

United Stated Federal Withholding Tax

Interest payments on the notes to Non-U.S. Holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

•	the Non-U.S. Holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through actual or constructive ownership,

•	the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code, and

•

the payments are not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States and either (a) the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the Non-U.S. Holder holds its notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of the aforementioned conditions are not satisfied, interest on the notes will be subject to a 30% withholding tax when paid, unless (i) an income tax treaty reduces or eliminates the tax and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8BEN (or other applicable form) or (ii) the interest is effectively connected with the conduct of a U.S. trade or business and the Non-U.S. Holder provides a correct, complete and executed IRS Form W-8ECI (or other applicable form). In the latter event, Non-U.S. Holders will generally be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. holders. In addition, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income.

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

In general, gain realized on the sale, exchange or retirement of the notes by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless:

•

the gain with respect to the notes is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case the gain will be taxed in much the same manner as interest that is effectively connected to such trade or business, or

•

the Non-U.S. Holder is a nonresident alien individual who holds the notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale or other disposition of the notes and certain other conditions are satisfied.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Backup withholding will not be required with respect to interest paid to Non-U.S. Holders, so long as we do not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person as defined under the Code and have received from the Non-U.S. Holder a correct and complete IRS Form W-8BEN, Form W-8ECI, Form W-8EXP or Form W-8IMY (or successor form) with all of the attachments required by the IRS.

Information reporting and backup withholding may apply to the proceeds of a sale of the notes by a Non-U.S. Holder made within the United States or conducted through certain U.S. related financial intermediaries, unless we receive one of the IRS tax forms described above.

Backup withholding is not an additional tax and may be refunded (or credited against U.S. federal income tax liability, if any), provided that the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. For Non-U.S. Holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of notes
Citigroup Global Markets Inc.	$
J.P. Morgan Securities Inc.
Goldman, Sachs & Co
Banc of America Securities LLC
BMO Capital Markets Corp.
Morgan Stanley & Co. Incorporated
Rabo Securities USA, Inc.
SG Americas Securities, LLC
ING Financial Markets, LLC
SunTrust Capital Markets, Inc.

Total	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed     % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed     % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the notes.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Smithfield Foods, Inc.
Per note		%

In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, on behalf of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $7.0 million.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the National Association of Securities Dealers, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(h) of the National Association of Securities Dealers, Inc., or the NASD. That rule requires that the yield at which our notes are to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by the NASD. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and their affiliates have performed various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. We intend initially to use a portion of the net proceeds of the offering to repay amounts outstanding under our U.S. Revolver. Affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., Rabo Securities USA, Inc., Goldman, Sachs & Co., ING Financial Markets, LLC, SG Americas Securities, LLC and SunTrust Capital Markets, Inc. are lenders under the U.S. Revolver. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is Administrative Agent and a lender under the U.S. Revolver.

Notice to Prospective Investors in the European Economic Area

Each underwriter has represented and agreed that:

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), it has not made an offer of notes described in this prospectus supplement to the public in that relevant member state prior to the publication of a prospectus in relation to notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of notes to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

This prospectus supplement and the accompanying base prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying base prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by McGuireWoods LLP, Richmond, Virginia. Robert L. Burrus, Jr., a partner of McGuireWoods LLP, is one of our directors and owns 10,000 shares of our common stock. As of June 1, 2007, partners of McGuireWoods LLP owned less than one percent of our common stock. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. We have engaged Simpson Thacher & Bartlett LLP from time to time on certain legal matters, including the PSF acquisition.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC or over the Internet at the SEC’s website at http://www.sec.gov. Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

The SEC allows us to incorporate by reference the information we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying base prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10–K for the fiscal year ended April 30, 2006;

•	Quarterly Reports on Form 10–Q for the quarters ended July 30, 2006, October 29, 2006 and January 28, 2007; and

•

Current Reports on Form 8–K filed June 15, 2006, June 20, 2006, June 30, 2006, August 4, 2006, August 10, 2006, August 28, 2006, September 6, 2006, September 18, 2006, September 20, 2006, October 5, 2006, October 24, 2006, November 7, 2006, November 30, 2006 (with respect to information filed pursuant to Item 5.02 only), February 7, 2007, February 15, 2007 (with respect to information filed pursuant to Item 8.01 only), February 23, 2007, May 7, 2007 (with respect to information filed pursuant to Items 5.02, 5.03 and 8.01 only), and June 12, 2007 and Current Report on Form 8-K/A filed June 14, 2007.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

PROSPECTUS

SMITHFIELD FOODS, INC.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

From time to time, we may offer and sell the following securities:

Common Shares

Preferred Shares

Depositary Shares

Warrants

Senior Debt Securities

Subordinated Debt Securities

Stock Purchase Contracts

Stock Purchase Units

We will provide specific terms of these securities in supplements to this prospectus or other offering materials. In addition, from time to time, this prospectus may also be used by selling securityholders to sell our common shares covered by this prospectus. You should read this prospectus and any supplement or other offering materials carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 14, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the SEC) using a shelf registration process. Under this shelf process, we may, from time to time, sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading “Where You Can Find More Information.”

When used in this prospectus, the terms “Smithfield,” “we,” “our” and “us” refer to Smithfield Foods, Inc. and its subsidiaries. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or other offering materials. We have not, and no underwriter, agent or dealer has, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. We are not, and no underwriter, agent or dealer is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

THE COMPANY

We are the largest hog producer and pork processor in the world and the fifth largest beef processor in the United States. We conduct our business through six reporting segments, Pork, Beef, International, Hog Production, Other and Corporate, each of which is comprised of a number of subsidiaries.

Smithfield Foods, Inc. is a Virginia corporation. Our principal executive offices are located at 200 Commerce Street, Smithfield, Virginia 23430, and our telephone number is (757) 365-3000. Our website address is http://www.smithfieldfoods.com. The information on our website is not part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities by us for capital expenditures and general corporate purposes, including expansion of our processed meats business, our hog production facilities and strategic acquisitions and the repayment of our debt.

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will not receive any proceeds from the sale of any securities sold by any selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the 39 weeks ended January 28, 2007.

Fiscal year ended					39 weeks ended
April 30, 2006	May 1, 2005	May 2, 2004	April 27, 2003	April 28, 2002	January 28, 2007
2.6x	3.9x	2.8x	1.2x	4.1x	2.4x

For the purposes of computing the ratios of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of income from continuing operations before taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense (estimated to be one-third).

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes our Senior Debt Securities and our Subordinated Debt Securities. We will issue the Senior Debt Securities in one or more series under a Senior Indenture between us and U.S. Bank National Association (U.S. Bank), or another trustee chosen by us, and the Subordinated Debt Securities in one or more series under a Subordinated Indenture between us and U.S. Bank, or another trustee chosen by us. The Senior Indenture and the Subordinated Indenture are called the Indentures in this prospectus. We have summarized selected provisions of the Indentures below. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Indentures.

General

Unless the applicable prospectus supplement states otherwise, the Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our direct, other senior and unsubordinated debt. The Subordinated Debt Securities will be our unsecured obligations and will rank junior in right of payment to our Senior Indebtedness, as described under the heading “Additional Terms of Subordinated Debt Securities—Subordination.”

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities depends on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The debt securities are not guaranteed by our subsidiaries and, therefore, holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders and any preferred stockholders in our subsidiaries.

Because the Debt Securities will be unsecured, they will effectively be subordinated to our secured debt to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the Debt Securities.

Neither of the Indentures limits the amount of Debt Securities that we may issue under it or protects the holders of Debt Securities if we engage in a highly leveraged transaction. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance.

Debt Securities may be issued as original issue discount securities, as defined in the Indentures, to be sold at a substantial discount below their principal amount. Original issue discount securities may include “zero coupon” securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

Under the Indentures, the terms of Debt Securities of any series may differ and we, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of that series or establish additional terms of that series, unless otherwise indicated in the applicable prospectus supplement.

Provisions of a particular series

The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any optional redemption terms, or any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•	if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest, or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•	whether to be issued in fully registered certificated form or book-entry form, represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	whether the debt securities are convertible into or exchangeable for other Securities and the terms and conditions upon which such conversion or exchange may occur;

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture & Subordinated Indenture.)

The prospectus supplement will also discuss any material federal income tax considerations regarding the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion, exchange or redemption

No Debt Security will be subject to conversion, amortization, exchange or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion, exchange or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our or a holder’s option. If no redemption date or redemption price is indicated

with respect to a Debt Security, we cannot redeem the Debt Security before its stated maturity. Unless otherwise specified in the applicable prospectus supplement, Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•	redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 30 days before the date of redemption. (Section 1104 of the Senior Indenture & Subordinated Indenture.)

We will not be required to:

•	issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

•	register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Payment and transfer; paying agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the applicable Trustee or paying agent before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Sections 308 & 1001 of the Subordinated Indenture.)

Unless we state otherwise in the applicable prospectus supplement, the applicable Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of such Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Subordinated Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Subordinated Indenture.)

Neither we nor any Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Fully registered securities may be transferred or exchanged at the corporate trust office of the applicable Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Global securities

Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•	will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 308 of the Senior Indenture & Section 309 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. Neither we nor the Trustee nor any agent of ours or the Trustee’s will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Covenants

Unless otherwise indicated in the applicable prospectus supplement, under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures;

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any;

•	maintain our existence; and

•	comply with any other covenants included in the applicable indenture or any supplemental indenture. (Sections 1001, 1002, 1003, 1005 & 1006 of the Senior Indenture & Subordinated Indenture.)

Consolidation, merger or sale

Under the terms of the Indentures, we are generally permitted to consolidate or merge with any other person. We are also permitted to transfer all or substantially our assets to any person. However, each Indenture provides that we may not consolidate with or merge into, or transfer all or substantially all of our assets to, any person, unless:

•	the person expressly assumes, by a supplemental indenture, executed and delivered to the applicable Trustee and in form satisfactory to the applicable Trustee, the due and punctual payment of the principal of and any premium and interest on all the debt securities and the performance of every covenant of the applicable Indenture on the part of us to be performed or observed;

•	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

•	we have delivered to the applicable Trustee an officer’s certificate and an opinion of counsel each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with all conditions provided in the applicable Indenture. (Sections 801 & 802 of the Senior Indenture & Subordinated Indenture.)

Events of Default

Except as may be provided in the applicable prospectus supplement, an Event of Default when used in each of the Indentures with respect to Debt Securities of any series, will mean any of the following:

•	failure to pay the principal or any premium on any Debt Securities of that series when due;

•	with respect to the Senior Debt Securities of any series, failure to deposit any sinking fund payment when due that continues for 60 days;

•

failure to pay any interest on any Debt Securities of that series, when due, that continues for 30 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Subordinated Debt Securities that permit such deferrals;

•	failure to perform any other covenant in the applicable Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 60 days after the applicable Trustee or the holders of at least 25% of the outstanding Debt Securities of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other Event of Default included in the applicable Indenture or any supplemental indenture with respect to Debt Securities of that series. (Section 501 of the Senior Indenture & Subordinated Indenture.)

In the case of a default described in the fourth bullet above, the grace period may be extended by the Trustee or, if holders of a particular series have given a notice of default, by holders of at least the same percentage of Debt Securities of that series, together with the applicable Trustee. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

If an Event of Default for any series of Debt Securities occurs and continues, the applicable Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately; provided however, that if an Event of Default specified in the fifth bullet above with respect to us occurs, the principal of, premium, if any, and accrued and unpaid interest on all the Debt Securities will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. If we issued the Debt Securities with original issue discount, less than the stated principal amount may become due and payable. If the Debt Securities are declared due and payable, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Subordinated Indenture.)

The applicable Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601, 602 & 603 of the Senior Indenture & Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Subordinated Indenture.)

Satisfaction; discharge

Unless otherwise specified in the applicable prospectus supplement, we may, subject to certain conditions, discharge all our obligations (except those described below) to holders of any series of Debt Securities issued under the Indentures, which series of Debt Securities have not already been delivered to the Trustee for cancellation and which have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities of that series. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the applicable Trustee; and

•	the rights, obligations and immunities of the applicable Trustee under the Indentures. (Section 401 of Senior Indenture & Subordinated Indenture.)

Modification of the Indentures; waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities, add to the covenants for the benefit of the holders, provide for the acceptance of appointment by a successor trustee, cure any ambiguity provided such action does not adversely affect the interests of outstanding securities in any material respect, revise the terms or purposes of the issuance, authentication and delivery of Debt Securities, add any additional Events of Default, make provisions with respect to conversion or exchange rights of holders and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of each series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for Debt Securities of that series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Subordinated Debt Securities of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Subordinated Debt Securities were issued. (Section 1009 of the Subordinated Indenture.)

Repayment at the option of the holder; repurchases by the Company

We must repay the Debt Securities at the option of the holders before the applicable stated maturity date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Debt Securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified repayment dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture & Subordinated Indenture.)

Unless otherwise specified in the applicable prospectus statement, for any Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in Atlanta, Georgia not more than 60 nor less than 30 calendar days before the date of repayment:

•	in the case of a certificated Debt Security, the certificated Debt Security and the form in the Debt Security entitled “Option of Holder to Elect Purchase” duly completed; or

•	in the case of a book-entry Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary to us.

Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture & Subordinated Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Debt Securities or the global certificate representing the related book-entry Debt Securities, on the securities depositary’s records, to the Trustee. See “Description of the Debt Securities—Global Securities.”

Defeasance

We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of that series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the applicable Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 402 of the Senior Indenture & Subordinated Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

No personal liability of directors, officers and stockholders

The Indentures provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the Debt Securities or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the Indentures, or in any of the Debt Securities or because of the creation of any indebtedness represented thereby, will be had against any of our incorporators, shareholders, officers or directors or of any successor person thereof. Each holder, by accepting the Debt Securities, waives and releases all such liability. Such waiver and release are not intended to affect the rights of holders under the federal securities laws. (Section 1601 of the Senior Indenture & Section 1701 of the Subordinated Indenture.)

Concerning the Trustee

Unless otherwise specified in the applicable prospectus supplement, U.S. Bank will be the Trustee under the Indentures. We and certain of our affiliates maintain deposit accounts and banking relationships with U.S. Bank. U.S. Bank also performs agency functions with respect to other securities issued by our affiliates. U.S. Bank and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates. U.S. Bank also serves as trustee under other indentures with us pursuant to which securities of ours and our affiliates are outstanding.

The Trustee will perform only those duties that are specifically set forth in the Indentures unless an Event of Default under an Indenture occurs and is continuing. Other than its duties in case of a default, the Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Subordinated Indenture.)

If and when the Trustee will be or become our creditor (or any other obligor upon the Debt Securities), the Trustee will be subject to the provisions of the Trust Indenture Act regarding the collection of claims against us (or any such other obligor). (Section 614 of the Senior Indenture & Subordinated Indenture.)

The Trustee administers its corporate trust business at 1349 W. Peachtree St. NW, Suite 1050, Atlanta, Georgia.

Governing law

The Indentures provide that the Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113 of the Senior Indenture & Subordinated Indenture.)

ADDITIONAL TERMS OF THE SUBORDINATED DEBT SECURITIES

Our Subordinated Indenture contains certain provisions that are not common with the Senior Indenture.

Option to extend interest payment period

If so provided in the applicable prospectus supplement, we can defer interest payments on the Subordinated Debt Securities by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Subordinated Debt Securities. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the rate for the Subordinated Debt Securities, to the extent permitted by applicable law. (Section 307 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments.

Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Subordinated Debt Securities or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common shares;

•	dividends in connection with the implementation of a shareholder rights plan; or

•	repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

Each series of Subordinated Debt Securities will be subordinate in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. Unless otherwise provided in the applicable prospectus supplement, if:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Subordinated Debt Securities have the right to receive any payments of principal or interest on their Subordinated Debt Securities. (Sections 1401 & 1409 of the Subordinated Indenture.)

Unless otherwise provided in the applicable prospectus supplement, Senior Indebtedness means, with respect to any series of Subordinated Debt Securities, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money, whether or not evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	capitalized lease obligations;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have endorsed or guaranteed or for which we are otherwise liable.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 101 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 902 & 1407 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation (articles of incorporation), amended and restated bylaws (bylaws) and our shareholder rights plan, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital consists of 200,000,000 common shares, $.50 par value, and 1,000,000 preferred shares, $1.00 par value. Of the authorized preferred shares, 200,000 are designated Series A Junior Participating preferred shares and one is designated a Series B preferred share. At May 31, 2007, 134,221,174 common shares were outstanding. At that date, no Series A or Series B preferred shares were outstanding.

Preferred shares

The following description of the terms of the preferred shares sets forth certain general terms and provisions of our authorized preferred shares under this prospectus. If we issue preferred shares, the specific designations and rights will be described in the prospectus supplement or other offering materials and a description will be filed with the SEC.

Our board of directors can, without approval of shareholders, issue one or more series of preferred shares. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the maximum number of shares in the series, designation, voting rights, conversion rights, redemption rights and any liquidation preferences, and the terms and conditions of issue. Under certain circumstances, preferred shares could also restrict dividend payments to holders of our common shares. The preferred shares will, when issued, be fully paid and non-assessable.

The transfer agent, registrar, and dividend disbursement agent for a series of preferred shares will be named in a prospectus supplement or other offering materials. The registrar for preferred shares will send notices to shareholders of any meetings at which holders of the preferred shares have the right to elect directors or to vote on any other matter or if notice is otherwise required to be given to holders of the preferred shares.

Common shares

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SFD.” Any additional common stock we issue under this prospectus will also be listed on NYSE. Our transfer agent and registrar for common shares is Computershare Investor Services, LLC.

Common shareholders will only receive dividends when declared by the board of directors. If declared, dividends may be paid in cash, stock or other forms. If and when we issue preferred shares, common shareholders may not receive dividends until we have satisfied our obligations to our preferred shareholders. Some of our outstanding debt securities, our credit agreements and other loan agreements also restrict our ability to pay cash dividends.

All outstanding shares of common stock are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to common shares.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Common shareholders are not entitled to cumulative voting rights. Members of our board of directors serve three-year terms and such elections are staggered. Directors may be removed from office for cause by the vote of at least two-thirds of the outstanding shares entitled to vote.

The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceed the votes cast against the action, except for the election of directors as described above. However, approval is required by the majority of all votes entitled to be cast on the transaction by each voting group entitled to vote (or such greater vote as the board of directors may specify in a particular case), in the case of major corporate actions, such as:

•	a merger,

•	a share exchange,

•	an amendment to our amended and restated articles of incorporation other than an amendment to the provisions relating to our board of directors, or

•	the sale, lease, exchange or other disposition of all or substantially all of our property, other than in the usual and regular course of business.

Under Virginia law, the affirmative vote of more that two-thirds of the shares entitled to vote is required for the dissolution of Smithfield.

Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow advance notice procedures described in our amended and restated bylaws.

Director nominations and shareholder proposals that are late or that are not accompanied by all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Under our bylaws, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer or the president or a majority of the board of directors. This provision could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

We indemnify our officers and directors against all liabilities incurred in connection with their service to us, except liabilities and expenses resulting from that officer’s or director’s willful misconduct or knowing violation of criminal law.

Our articles of incorporation provide that the liability of our directors and officers to us and our shareholders is limited to the fullest extent permitted by Virginia law.

Shareholder rights plan

Under our shareholder rights plan, each outstanding common share has associated with it a right to purchase one two-thousandth of a Series A Junior Participating Preferred Share at a purchase price of $90, subject to adjustment.

The purpose of the rights plan is to:

•	give our board of directors the opportunity to negotiate with any persons seeking to obtain control of Smithfield;

•	deter acquisitions of voting control of Smithfield, without assurance of fair and equal treatment of all of our shareholders; and

•	prevent a person from acquiring in the market a sufficient amount of Smithfield voting power, or a sufficient number of our common shares, to be in a position to block an action sought to be taken by our shareholders.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

A distribution date would occur upon the earlier of:

•	10 days following a public announcement that a person or group of affiliated or associated persons (person or group) have acquired beneficial ownership of 15% or more of our outstanding common shares or

•	10 business days (or such later date as may be determined by action or our board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common shares.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold or otherwise transferred after a person or group has become an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person or group becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of common shares having a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding common shares, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or part, at an exchange ratio of one common share, or one two-thousandth of a Series A preferred share, per right.

The purchase price, the number of Series A preferred shares covered by each right and the number of rights outstanding are subject to certain anti-dilution adjustments. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional Series A preferred shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Series A preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common shares, our board of directors may redeem the rights in whole, but not in part, at a price of $.00005 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after such time as any person or group becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Smithfield, including, without limitation, the right to vote or to receive dividends. After exercise, each Series A preferred share will be entitled to a quarterly dividend rate of the greater of $1.00 per share or 2,000 times the quarterly dividend declared on the common shares. In the event of liquidation, the holders of the Series A preferred shares will receive a preferential liquidation payment equal to the greater of $180,000 or 2,000 times the payment made per common share. Each Series A preferred share will have 2,000 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 2,000 times the amount received per common share.

The rights will expire on May 31, 2011, unless earlier exercised by a holder or redeemed by Smithfield.

Virginia Stock Corporation Act

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our articles of incorporation and bylaws, address corporate governance issues, including the rights of shareholders.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that certain affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

The provisions of the Virginia Act relating to an affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out of such provision.

The Virginia Act also contains provisions regarding certain control share acquisitions, which are transactions causing the voting strength of shares of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

The Virginia Act permits corporations to opt out of control share acquisition provisions. We have not opted out of such provision.

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Director’s actions are not subject to reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process.

Anti-takeover Effects

Certain provisions of Virginia law and our articles of incorporation and bylaws could make it more difficult for our shareholders to change the composition of our board of directors and may also have the effect of discouraging a change of control transaction or limiting the price that certain investors might be willing to pay in the future for our common stock. These provisions include:

•	a provision allowing our board of directors to issue preferred stock and to determine the rights and preferences of the preferred stock, including voting rights, without any vote or action by the holders of our common stock. In some cases, the issuance of preferred shares could delay a change in control of Smithfield and make it harder to remove present management;

•	a provision dividing our board of directors into three classes which means that only approximately one-third of our directors are elected each year;

•	a provision allowing the removal of directors only for cause by the vote of at least two-thirds of the outstanding shares entitled to vote;

•	a provision allowing the amendment of the provisions of the articles of incorporation relating to our board of directors only if the amendment receives the affirmative vote of at least two-thirds of the shares entitled to vote;

•	a provision requiring a majority vote of all votes entitled to be cast for certain major transactions;

•	a provision requiring that shareholders provide advance notice when nominating directors or submitting other shareholder proposals;

•	a provision limiting the people who can call a special shareholders’ meeting to the chairman of the board, the chief executive officer, the president or a majority of the board of directors;

•	the application of Virginia law governing “affiliated transactions,” which prohibits us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership, unless we meet certain criteria; and

•	the application of Virginia law governing “control share acquisitions,” which generally denies voting rights to shares acquired in a transaction that causes the voting strength of any person acquiring beneficial ownership of our common stock to meet or exceed certain threshold percentages (20%, 33-1/3% or 50%) of the total votes to be cast for the election of directors.

In addition, the exercise of the rights conferred by our shareholder rights plan would cause substantial dilution to a person attempting to acquire Smithfield on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to acquire Smithfield. Consequently, our rights plan may deter a potential hostile acquisition or tender offer.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as parts of units consisting of a stock purchase contract and beneficial interests in debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement or other offering materials will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. We will file the stock purchase contract and any unit agreement with the SEC in connection with any offering of stock purchase contracts or stock purchase units, respectively.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional interests in our preferred shares of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement or other offering materials. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred shares related to the depositary shares, we will deposit the preferred shares with the relevant preferred share depositary and will cause the preferred share depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a preferred share represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred shares represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred shares or common shares. Warrants may be issued independently or together with, or as a unit including, preferred shares or common shares offered by any prospectus supplement or other offering materials and may be attached to or separate from any of the other offered securities. Each warrant will entitle the holder to purchase the number of preferred shares or common shares, as the case may be, at the exercise price and in the manner specified in the prospectus supplement or other offering materials relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file the warrant agreement, and any unit agreement, with the SEC in connection with any offering of warrants.

The prospectus supplement or other offering materials relating to a particular issuance of warrants will describe the terms of the warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of such warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the price at which the principal amount of securities may be purchased upon exercise, which price may be payable in cash, securities, or other property;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	if applicable, the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the antidilution provisions of the warrants, if any;

•	the redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement, post-effective amendment or other filings we make with the SEC under the Exchange Act will identify the selling securityholders, the terms of the securities and the transaction in which the securities were acquired. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commission under the Securities Act of 1933, as amended. Unless otherwise indicated, the selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC or over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol “SFD.” Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part:

•	Annual Report on Form 10-K for the year ended April 30, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended July 30, 2006, October 29, 2006 and January 28, 2007;

•

Current Reports on Form 8-K filed on June 15, 2006, June 20, 2006, June 30, 2006, August 4, 2006, August 10, 2006, August 28, 2006, September 6, 2006, September 18, 2006, September 20, 2006, October 5, 2006, October 24, 2006, November 7, 2006, November 30, 2006 (with respect to information filed pursuant to Item 5.02 only), February 7, 2007, February 15, 2007 (with respect to information filed pursuant to Item 8.01 only), February 23, 2007, May 7, 2007 (with respect to information filed pursuant to Items 5.02, 5.03 and 8.01 only) and June 12, 2007, and Current Report on Form 8-K/A filed on June 14, 2007; and

•

the description of our capital stock contained in the Registration Statement on Form 8-A/A and the description of the rights to purchase Series A Junior Participating Preferred Shares contained in the Registration Statement on Form 8-A, each filed on May 30, 2001.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP. Robert L. Burrus, Jr., a partner of McGuireWoods LLP, is one of our directors and owns 10,000 shares of our common stock. As of June 1, 2007, partners of McGuireWoods LLP owned less than one percent of our common stock. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

Our consolidated financial statements at April 30, 2006, and for each of the three years in the period ended April 30, 2006, appearing in our Annual Report on Form 10-K for the fiscal year ended April 30, 2006 (including the schedule appearing therein), and our management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated herein by reference. These consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Premium Standard Farms, Inc. as of March 31, 2007 and March 25, 2006 and for each of the three fiscal years in the period ended March 31, 2007 incorporated into this prospectus by reference from Smithfield’s Current Report on Form 8-K/A filed June 14, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the subsequent acquisition by a subsidiary of Smithfield) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

$500,000,000

Smithfield Foods, Inc.

        % Senior Notes due 2017

PRELIMINARY PROSPECTUS SUPPLEMENT

                    , 2007

Citi

JPMorgan

Goldman, Sachs & Co.

Banc of America Securities LLC

BMO Capital Markets

MORGAN STANLEY

Rabo Securities USA, Inc.

SOCIETE GENERALE

ING Wholesale Banking

SunTrust Robinson Humphrey